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                                                                     EXHIBIT 2.1

                              AMENDED AND RESTATED

                            STOCK PURCHASE AGREEMENT

                                   DATED AS OF

                                 APRIL 30, 2004

                                 BY AND BETWEEN

                     WILSHIRE FINANCIAL SERVICES GROUP INC.,

                             A DELAWARE CORPORATION

                                       AND

                       MERRILL LYNCH MORTGAGE CAPITAL INC.

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                              AMENDED AND RESTATED
                            STOCK PURCHASE AGREEMENT

     This AMENDED AND RESTATED STOCK PURCHASE AGREEMENT (this "AGREEMENT") is entered into as of April 30, 2004 and amends and restates the Stock Purchase Agreement dated as of the 16th day of January, 2004, by and between Wilshire Financial Services Group Inc., a Delaware corporation ("SELLER"), and Merrill Lynch Mortgage Capital Inc. ("PURCHASER").

     WHEREAS, Seller owns all of the issued and outstanding shares of capital stock of Wilshire Credit Corporation, a Nevada corporation (the "COMPANY");

     WHEREAS, Purchaser desires to purchase all of the issued and outstanding shares of capital stock of the Company for the Purchase Price (as defined herein) upon the terms and conditions hereinafter set forth; and

     WHEREAS, Seller desires to sell, assign, transfer and deliver to Purchaser all of the issued and outstanding shares of capital stock of the Company in consideration of the Purchase Price, upon the terms and conditions hereinafter set forth.

     NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, the receipt and adequacy of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

     1. Purchase and Sale of Stock. Subject to the terms and conditions of this Agreement, Purchaser agrees to purchase and accept delivery from Seller of, and Seller agrees to sell, assign, transfer and deliver to Purchaser, at the Closing (as defined herein) provided for in Section 3, 1,000 shares of Class A Voting Common Stock, par value $.01 per share (the "COMMON STOCK"), of the Company, free and clear of all liens, claims, charges, restrictions, equities or encumbrances of any kind (collectively, "LIENS"), other than restrictions on sale, transfer, offer for sale, pledge, hypothecation or other disposition pursuant to applicable state blue sky and federal securities laws. Such l,000 shares of Common Stock of the Company, constituting all of the issued and outstanding shares of capital stock of the Company, are hereinafter collectively called the "PURCHASED STOCK." Purchaser and Seller shall join in making an election under section 338(h)(10) of the Code (and any corresponding elections under state, local and foreign Tax Laws) (collectively, the "338(h)(10) ELECTION") in connection with Seller's sale of the Purchased Stock and deemed sale of WCICC Inc. stock (if WCICC Inc. is not an Excluded Asset) to Purchaser.

     2.   Consideration.

          2.1 Purchase Price. As consideration for the Purchased Stock, at Closing, Purchaser will pay in cash to Seller, by wire transfer of immediately available funds to an account or accounts to be designated in writing by Seller prior to Closing, an initial purchase

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price equal to (i) Twenty-Three Million Eight Hundred Thirty Thousand and no/100
Dollars ($23,830,000), plus (ii) the Estimated Net Asset Value (as defined herein) (the "INITIAL PURCHASE PRICE"). "NET ASSET VALUE" shall mean the value of the assets of the Company and the Company Subsidiaries (as defined herein) less the liabilities of the Company and the Company Subsidiaries, as such values and liabilities are reflected on the applicable consolidated balance sheet of the Company and the Company Subsidiaries, after giving effect to the transfer of the Excluded Assets and Excluded Liabilities (each as defined herein); provided, however, that any deferred tax assets reflected on any such balance sheet shall be excluded from the calculation of the value of such assets, and the liabilities attributable to the Company's obligations under Section 5 of that certain Servicing Agreement (WREI/WFSG) among Wilshire Real Estate Investment Inc., Wilshire Financial Services Group Inc., and Wilshire Credit Corporation dated August 17, 2000 (the "WREI Serving Contract") shall be excluded from the calculation of the amount of such liabilities. For the avoidance of doubt, the foregoing proviso would have the effect of reducing approximately $3.7 million from the value of assets, and reducing approximately $2.7 million from the amount of liabilities, from the Net Asset Value based on the Company's consolidated balance sheet as of April 30, 2004. Without limiting the foregoing, the parties acknowledge that the amount of any deferred tax asset and the amount of any liability associated with the WREI Servicing Contract shall be disregarded and not given any effect in the preparation of the final Closing
Date Balance Sheet and in the post closing purchase price adjustment process pursuant to Section 2.2 hereof. The "ESTIMATED NET ASSET VALUE" shall mean the Net Asset Value as of the Closing, estimated in good faith by Seller and prepared in accordance with GAAP consistently applied and set forth in a schedule delivered to Purchaser not less than five (5) days prior to the Closing Date (as defined herein) which schedule shall set out in reasonable detail the basis for such calculation.

          2.2  Post Closing Purchase Price Adjustment.

               (a) Within sixty (60) days following the Closing Date, Seller shall prepare and deliver to Purchaser a consolidated balance sheet for the Company and the Subsidiaries (as defined herein) as of the close of business on the Closing Date (the "CLOSING DATE BALANCE SHEET") together with a schedule of the Net Asset Value as of the close of business on the Closing Date (the "NET ASSET VALUE SCHEDULE") which Closing Date Balance Sheet and Net Asset Value Schedule shall be prepared in accordance with GAAP applied consistently with the financial statements referred to in Section 4.5 hereof.

               (b) Within forty-five (45) days after Purchaser's receipt of the Closing Date Balance Sheet and the Net Asset Value Schedule, Purchaser shall deliver to Seller a written report (the "PURCHASER'S REPORT") setting forth, in reasonable detail and with reasonable specificity as to each disputed item, any disputed amounts comprising the Closing Date Balance Sheet and the Net Asset Value as reflected on the Net Asset Value Schedule and Purchaser's proposed alternative thereto.

               (c) Purchaser, on the one hand, and Seller, on the other hand, shall permit the other party and the other party's representatives, during normal business hours, at the other party's expense, to have full and complete access to, and to examine, all work

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papers and schedules of or relating to the Company which are in its possession, and which work papers and schedules are necessary or appropriate to prepare and/or review the Closing Date Balance Sheet and the Net Asset Value Schedule.

               (d) If Purchaser disagrees with the Closing Date Balance Sheet or Net Asset Value shown on the Net Asset Value Schedule and Purchaser has timely delivered the Purchaser's Report, and such disagreement involves either
(i) the mathematical calculation of the Net Asset Value or (ii) the appropriate accounting treatment (including the interpretation or application of GAAP) or valuation of any asset or liability, or item of income or expense, that affects the Net Asset Value or the inclusion or exclusion of any item in the determination of Net Asset Value and cannot be resolved by Purchaser and Seller within thirty (30) days after Seller's receipt of the Purchaser's Report, either Purchaser, on the one hand, or the Seller, on the other hand, by written notice to the other, may elect to have any such disagreement tendered to and resolved by a mutually agreeable independent public accounting firm (the "ACCOUNTANT") to make a determination as to the subject matter of such disagreement based solely upon not more than two rounds of presentations by Seller and Purchaser on the provisions of this Agreement and not by independent review. The determination by the Accountant shall be final and binding on the parties hereto for the purpose of this Agreement, and Purchaser, on the one hand, and Seller, on the other hand, shall each pay one-half of the fees and expenses charged by the Accountant and such fees shall not be accrued on the Closing Date Balance Sheet. The Accountant shall be instructed to use every reasonable effort to perform its function within thirty (30) days following submission of the matter to it and, in any case, as soon as practicable after such submission to it. The Accountant shall be limited to deciding each such disagreement in an amount which shall be equal to or in between the amounts proposed by Seller and Purchaser, and no more and no less.

               (e) Once the parties agree upon or otherwise arrive at a final Net Asset Value as reflected on the Net Asset Value Schedule (the "FINAL NET ASSET VALUE") pursuant to the foregoing procedures, the Final Net Asset Value shall be compared to the Estimated Net Asset Value. To the extent the Final Net Asset Value is less than the Estimated Net Asset Value, then for each dollar that the Final Net Asset Value is less than the Estimated Net Asset Value, one dollar ($1.00) shall be repaid to Purchaser by Seller within ten (10) days following such determination as a reduction from the Initial Purchase Price. To the extent the Final Net Asset Value is greater than the Estimated Net Asset Value, then for each dollar that the Final Net Asset Value is greater than the Estimated Net Asset Value, one dollar ($1.00) shall be paid to Seller by Purchaser within ten (10) days following such determination as an increase from the Initial Purchase Price. The Initial Purchase Price, as so adjusted pursuant to this Section 2.2, shall be referred to as the "PURCHASE PRICE."

               (f) The provisions in Section 2.2(d) and Section 2.3 relating to resolutions of disputes by an accounting firm are not intended to and shall not be interpreted to require that the parties refer to such a firm (i) any dispute arising out of a breach by one of the parties of its obligations under this Agreement; or (ii) any other dispute other than (in the

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case of this clause) a dispute specifically contemplated by clauses (i) and (ii)
of the first sentence of Section 2.2(d) or by Section 2.3(b).

          2.3  Allocation of Purchase Price.

               (a) Purchaser and Seller shall allocate the Purchase Price (plus assumed liabilities) among the assets of the Company and Company Subsidiaries on an allocation schedule (the "ALLOCATION SCHEDULE"), in the manner required by
Section 338 of the Code and the Treasury Regulations promulgated thereunder. Such allocation shall be used for purposes of determining the aggregate deemed sale price under the applicable Treasury Regulations and in reporting the deemed sale of assets of the Company and WCICC Inc. (if WCICC Inc. is not an Excluded Asset) in connection with the 338(h)(10) Election.

               (b) Seller shall initially prepare a complete set of IRS Forms 8023 and 8883 (and any comparable forms required to be filed under state, local or foreign Tax Laws) and any additional data or material required to be attached to Forms 8023 and 8883 pursuant to Treasury Regulations promulgated under Sections 338 and 1060 of the Code (collectively "SECTION 338 FORMS"). Seller will use its commercially reasonable efforts to deliver said forms and the Allocation Schedule to Purchaser within sixty (60) days of the Closing, but in any event no later than ninety (90) days after Closing. If Purchaser disagrees with any items reflected on the Allocation Schedule or objects to the manner in which the Section 338 Forms have been prepared, Purchaser shall notify, within twenty (20) business days following the delivery of the Allocation Schedule and the Section 338 Forms by Seller in writing, Seller of such disagreement and its reason for so disagreeing, in which case Purchaser and Seller shall attempt to resolve the disagreement. If the parties have not resolved any such dispute within twenty (20) days following the giving of such written notice by Purchaser, Purchaser and Seller shall jointly retain a nationally recognized independent accounting firm (the "EXPERT") whose determination shall be binding on both parties. The Expert shall be instructed to use every reasonable effort to perform its function within thirty (30) days following submission of the dispute to it and, in any case, as soon as practicable after such submission to it. The costs, fees and expenses of the Expert shall be born equally by Purchaser and Seller. Purchaser and Seller each agree to file the Section 338 Forms in a timely fashion. To the extent that the Purchase Price is adjusted after the Closing Date, the parties agree to revise and amend the Allocation Schedule and the Section 338 Forms in the same manner and according to the same procedure. The allocation of the Purchase Price pursuant to this subsection shall be binding on Seller and Purchaser for all Tax reporting purposes except that neither party shall be unreasonably impeded in its ability and discretion to negotiate, compromise and/or settle any Tax audit, claim or similar proceedings.

     3.   The Closing; Closing Date.

          3.1 Closing. The closing of the transactions contemplated hereby (the "CLOSING") shall take place (i) at the offices of Irell & Manella LLP, 1800 Avenue of the Stars, Suite 900, Los Angeles, California at 10:00 o'clock a.m., local time, on the first

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business day (the "CLOSING DATE") on which the last conditions to the parties'
obligations to be fulfilled or waived as specified in Sections 8 and 9 shall be fulfilled or waived, or (ii) at such other place, date and/or time as the parties may mutually agree, but in no event under either clause (i) or (ii) above later than April 30, 2004, unless the sole reason for the failure to close by such date is the delay in the receipt of any Third Party Consent that is a condition to Closing pursuant to Sections 8.2 and 9.2 that the parties diligently have pursued in good faith, in which event such date shall be extended to May 31, 2004.

          3.2 Deliveries by Seller. At the Closing, Seller shall deliver the following to Purchaser:

               (a) The stock certificates representing all of the Purchased Stock, together with duly executed stock powers;

               (b)  The certificate(s) contemplated by Section 9.8 hereof;

               (c) All other documents, instruments and writings required to be delivered by Seller at or prior to the Closing Date pursuant to this Agreement; and

               (d) The resignation letters of all Persons who are officers and/or directors of the Company or any of the Company Subsidiaries (as defined herein), except for officers and/or directors who are Continuing Company Employees (as defined herein).

          3.3 Deliveries by Purchaser. At the Closing, Purchaser shall deliver the following to Seller:

               (a) The Initial Purchase Price by wire transfer of immediately available federal funds to an account designated by Seller in writing prior to the Closing Date;

               (b)  The certificate(s) contemplated by Section 8.7 hereof; and

               (c) All other documents, instruments and writings required to be delivered by Purchaser at or prior to the Closing Date pursuant to this Agreement.

     4. Representations and Warranties by Seller. Seller represents and warrants to Purchaser as follows:

          4.1 Corporate Organization. Each of the Company and Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the corporate power and authority to carry on its business as now being conducted and to own and operate the properties and assets now owned and being operated by it. The Company is duly qualified or licensed to do business and is in good standing as a foreign corporation in each jurisdiction where the character of the properties owned or held under lease by the Company or the nature of its activities make

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such qualification or license necessary, except where the failure to be so qualified or licensed would not have a Material Adverse Effect (as defined herein).

          4.2  Capitalization; Stock Ownership.

               (a) The authorized capital stock of the Company consists of 10,000 shares of the Common Stock and 1,000 shares of Class B Non-Voting Common Stock, par value $.01 per share (the "CLASS B STOCK"). As of the date hereof, 1,000 shares of Common Stock are issued and outstanding, and no shares of Class B Stock are issued and outstanding. All of the issued and outstanding shares of Common Stock have been duly authorized and validly issued and are fully paid and non-assessable and free of preemptive or other rights. Neither Seller nor the Company is a party to or bound by any contract, agreement or arrangement to issue, sell or otherwise dispose of or redeem, purchase or otherwise acquire any capital stock or any other security of or equity interest in the Company or any other security exercisable or exchangeable for or convertible into any capital stock or any other security of or equity interest in the Company, and there is no outstanding option, warrant or other right to subscribe for or purchase any capital stock or any other security of or equity interest in the Company or any other security exercisable or exchangeable for or convertible into any capital stock or any other security of or equity interest in the Company. Neither Seller nor the Company is a party to or bound by any voting trust arrangement, proxies or other arrangements or understandings with respect to the voting of any shares of the capital stock of the Company.

               (b) Seller owns, beneficially and of record, all of the Purchased Stock, free and clear of all Liens, other than restrictions on Transfer (as defined herein) pursuant to applicable Securities Laws (as defined herein), and has, subject to compliance with such Securities Laws, full power and legal right to sell, assign, transfer and deliver the same. The Purchased Stock constitutes all of the issued and outstanding shares of capital stock of the Company. For the purposes of this Agreement, (i) "TRANSFER" shall mean sale, transfer, offer for sale, pledge, hypothecation or other disposition and (ii) "SECURITIES LAWS" shall include all applicable state blue sky and federal securities Laws.

               (c) The copies of the Amended and Restated Articles of Incorporation and Second Amended and Restated Bylaws of the Company heretofore made available to Purchaser are true, complete and correct copies of such documents in effect as of the date of this Agreement. The minute books of the Company contain true, complete and correct records of all meetings and other corporate actions held or taken in the past 3 years of its stockholders and board of directors (including committees of its board of directors).

          4.3 Other Equity Investments. Except as set forth in Schedule 4.3 under the Disclosure Letter, the Company does not own, and within the last 3 years, has not owned, directly or indirectly, any shares of capital stock of any corporation or any equity investment in any partnership, joint venture, association or other business organization. Except as set forth in Schedule 4.3 under the Disclosure Letter, no capital stock or any other security or other ownership interest of or in any corporation or other entity listed on

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Schedule 4.3 under the Disclosure Letter is held by any person or entity other than the Company or a Company Subsidiary (as defined below). Each Company Subsidiary that is a corporation was duly incorporated, and all other Subsidiaries were duly formed, and each is validly existing and in good standing under the laws of the jurisdiction of its incorporation or other formation and has the corporate (or other applicable) power and authority to carry on its business as now being conducted and to own and operate the properties and assets now owned and being operated by it. All outstanding shares of capital stock or other ownership interest of or in each Company Subsidiary owned by the Company or a Company Subsidiary, or contemplated to be transferred to the Company at or prior to Closing, have been duly authorized and validly issued, are fully paid and non-assessable, free of preemptive rights, and are subject to no Lien, other than restrictions on Transfer pursuant to applicable Securities Laws. Each entity listed on Schedule 4.3 under the Disclosure Letter as an "Entity Investment" active as of December 1, 2003 is referred to herein as a "Subsidiary." Each Subsidiary that is not an Excluded Asset is referred to herein as a "Company Subsidiary."

          4.4  Authorization of Agreement; No Violation.

               (a) Seller has the corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement, the sale, assignment, transfer and delivery of the Purchased Stock and the consummation of the other transactions provided for hereby have been duly and validly authorized by all necessary corporate and other action of Seller and the Company. This Agreement has been duly and validly executed and delivered by Seller and, assuming the due authorization, execution and delivery by Purchaser, constitutes a legal, valid and binding obligation of Seller enforceable against Seller in accordance with its terms, except as such enforceability may be limited or affected by (i) bankruptcy, insolvency, reorganization, moratorium, liquidation, arrangement, fraudulent transfer, fraudulent conveyance and other similar laws (including, without limitation, court decisions) now or hereafter in effect and affecting the rights and remedies of creditors generally or providing for the relief of debtors, (ii) the refusal of a particular court to grant equitable remedies, including, without limitation, specific performance and injunctive relief, and (iii) general principles of equity (regardless of whether such remedies are sought in a proceeding in equity or at law).

               (b) Except as set forth in Schedule 4.4(b) under the Disclosure Letter, the execution and delivery of this Agreement by Seller do not, and the performance and consummation of this Agreement by Seller will not, (i) conflict with or violate the certificate or articles of incorporation or bylaws, or other organizational documents, of Seller, the Company or any Company Subsidiary, (ii) conflict with or violate any federal, state or local statute, law, ordinance, rule, regulation, order, permit, judgment or decree (individually a "LAW" and collectively "LAWS") applicable to Seller, the Company or any Company Subsidiary or by which any of their respective properties or assets are bound or affected,
(iii) cause any acceleration of the maturity of any note, instrument or other obligation to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound, or (iv) otherwise conflict with or result in any breach of or constitute a default (or an event that with notice or lapse of time or both

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would become a default) under, or impair Seller's, the Company's or any Company
Subsidiary's rights or alter the rights or obligations of any other person under, or give to any other person any right of termination, amendment, acceleration or cancellation of, or result in the creation of any Lien on any of the properties or assets of Seller, the Company or any Company Subsidiary pursuant to, any contract or agreement of any kind to which Seller, the Company or any Company Subsidiary is a party or by which Seller, the Company or any Company Subsidiary or any of their respective properties or assets are bound or affected, except in the case of clauses (ii), (iii) and (iv) for any such conflicts, violations, breaches, defaults or other occurrences which would not reasonably be expected to result in a Material Adverse Effect. As used in this Agreement, "MATERIAL ADVERSE EFFECT" means a change or effect that is materially adverse to the business, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, materially delays or adversely affects the ability of Seller to consummate the transactions contemplated by this Agreement or materially adversely affects the ability of the Company and the Company Subsidiaries to conduct their businesses after the Closing Date substantially as such businesses are being conducted as of the date hereof.

               (c) No Third Party Consents are required to be obtained or made by Seller, the Company or any Company Subsidiary in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, except (i) for compliance with the notification filing and waiting period requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR ACT"); (ii) for such as are listed on Schedule 4.4(c) under the Disclosure Letter or (iii) where the failure to obtain or make such consent, license, approval, permit, authorization, registration or filing would not have a Material Adverse Effect.

          4.5  Financial Statements; Data Tape.

               (a) Seller has delivered to Purchaser copies of the consolidated audited balance sheets of the Company and the Subsidiaries as at December 31, 2001 and 2002 and related consolidated audited statements of income for each fiscal year ended on those dates, and unaudited consolidated balance sheets of the Company and the Subsidiaries as at September 30, 2003 and related unaudited consolidated statements of income for the three and nine months then ended. Except as set forth in Schedule 4.5 under the Disclosure Letter, all of such financial statements present fairly the consolidated financial position of the Company and the Subsidiaries as at the respective dates of said balance sheets and the consolidated results of operations, consolidated changes in Shareholders' equity and consolidated changes in cash flow and of the Company and the Subsidiaries for the respective periods then ended in conformity with GAAP consistently applied, subject, in the case of the unaudited financial statements, to normal year-end adjustments which are not expected to be material.

               (b) Seller has previously delivered to Purchaser certain tapes (electronic media) on which information regarding the Mortgage Loans as of September 30, 2003 is recorded (the "TAPE"). The information contained in the Tape is accurate and complete in all material respects as of September 30, 2003.

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          4.6  No Undisclosed Liabilities. Except as set forth in Schedule 4.6 under the Disclosure Letter, the Company and the Subsidiaries do not have any liabilities (absolute, accrued, contingent or otherwise), except liabilities (i) in the aggregate adequately provided for in the consolidated balance sheet of the Company and the Subsidiaries as at September 30, 2003 referred to in Section
4.5 under the Disclosure Letter (the "BALANCE SHEET"), (ii) incurred in the ordinary course of business consistent with past practice and neither required under GAAP to be reflected in the Balance Sheet nor arising as a result of a violation of law or breach of contract, (iii) that are otherwise specifically disclosed as exceptions to any representation or warranty set forth in this Agreement, or (iv) that are not covered by clause (i), (ii) or (iii) hereof which, individually or in the aggregate, are not material to the Company.

          4.7  Absence of Certain Changes.

               (a) Except as set forth in Schedule 4.7 under the Disclosure Letter, since December 31, 2002, each of the Company and the Company Subsidiaries has conducted business in the ordinary course of its business consistent with past practice and been validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation, and there has not occurred any Material Adverse Effect.

               (b) Without limiting the generality of Section 4.7(a) under the Disclosure Letter, since December 31, 2002 to the date hereof, there has not been any:

                    (i) amendment to the certificate or articles of incorporation, by-laws or other organizational documents of the Company or any Company Subsidiary;

                    (ii) sale, assignment, disposition, transfer, pledge, mortgage or other creation of a Lien with respect to, or any lease of, any real or personal property or asset used or held for use in the Company's or any Company Subsidiary's business or otherwise reflected on the Balance Sheet, other than (A) dispositions of assets in the ordinary course of business, (B) dispositions of obsolete or worthless properties or assets and (C) the creation of Liens that do not materially detract from the value of, or materially interfere with, the present use or the marketability of the asset or property affected thereby and which consist solely of (w) mechanics', carriers', worker's, repairmen's or other statutory liens arising or incurred in the ordinary course of business; (x) Liens for Taxes, assessments and other governmental charges, which are not yet due and payable; (y) easements, covenants, rights-of-way and other similar encumbrances or restrictions of record; and (z) zoning, building restrictions and other governmental ordinances (collectively, "PERMITTED LIENS");

                    (iii) change by the Company in its accounting principles, practices or methods nor has the Company requested any changes to its accounting methods for Tax purposes;

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                    (iv) failure on the part of the Company to maintain its
books, accounts and records in the ordinary course of business, and to maintain and keep its and the Company Subsidiaries' properties and assets in good repair and condition, subject to ordinary wear and tear;

                    (v) increase in the salary, compensation, commission, option, severance or termination payment, bonus or fringe benefits payable or to become payable to any officers or employees of the Company or any Company Subsidiary or any sales representative, broker or independent contractor as such, other than as described in Schedule 4.7(b)(v) under the Disclosure Letter;

                    (vi) issuance, sale or other disposition of any capital stock or other equity interest of or in the Company or any Company Subsidiary, or any options, warrants or other rights to purchase any such capital stock or equity interest or any other securities convertible into or exchangeable for such capital stock or equity interest or any other change in the issued and outstanding capitalization of the Company or any Company Subsidiary;

                    (vii) declaration or payment of any dividend or other distribution, or the transfer of any assets, by the Company to Seller, except as described in Schedule 4.7(b)(vii) under the Disclosure Letter;

                    (viii) execution, amendment or modification of, or waiver of any provisions contained in, any Material Contract (as defined herein), other than as described in Schedule 4.7(b)(viii) under the Disclosure Letter;

                    (ix) material adverse changes in the business organization of the Company including but not limited to the Company's or any Company Subsidiary's relationships with employees, clients or co-investors;

                    (x) incurrence by the Company or any Company Subsidiary of any contingent liability as a guarantor or otherwise with respect to the obligation of others or any other contingent or fixed obligations or liabilities, or extension of any loans or advances to any person, except for advances made to employees for expenses in the ordinary course of business;

                    (xi) damage, destruction or loss with respect to any of the properties or assets of the Company or any Company Subsidiary which constitutes or could constitute a Material Adverse Effect; or

                    (xii) agreement to do, cause or suffer any of the foregoing.

          4.8 Personal Property. Except as set forth in Schedule 4.8 under the Disclosure Letter, each of the Company and the Company Subsidiaries has good and valid

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title to all of its material personal properties, free and clear of all Liens, except Permitted Liens. All leases pursuant to which the Company or any Company Subsidiary leases material personal property from any other person are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default or event of default (or event which with notice or lapse of time, or both, would constitute a default). Except as disclosed on Schedule 4.8 under the Disclosure Letter, no consent or approval is required under any such material personal property lease in connection with the consummation of the transactions contemplated by this Agreement. All material personal properties of the Company and the Company Subsidiaries are in good operating condition (subject to normal wear and tear), free of defect and sufficient for the Company and the Subsidiaries to operate their businesses as now conducted and planned to be conducted.

          4.9 Real Property. Schedule 4.9 under the Disclosure Letter lists all real property owned, occupied, used by or leased to the Company or any Company Subsidiary and specifies the location of each such property and the name of the record owner or the names of the lessor, lessee and any sublessee, as applicable. Except as set forth on Schedule 4.9 under the Disclosure Letter, the Company or a Company Subsidiary has good and valid title to all of the real property indicated on such Schedule as owned by it, free and clear of all Liens, except for Permitted Liens. All leases of real property listed on Schedule 4.9 under the Disclosure Letter are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default or event of default (or event which with notice or lapse of time, or both, would constitute a default). The Company quietly enjoys the premises provided for in such lease. Except as disclosed on Schedule 4.9 under the Disclosure Letter, no consent or approval is under any such real property lease in connection with the consummation of the transactions contemplated by this Agreement. None of Seller, the Company or any Company Subsidiary has received any written notice from any Governmental Entity concerning zoning and other similar claims and regulations with respect to any of the real property described in Schedule 4.9 under the Disclosure Letter.

          4.10 Tax Matters.

               (a) Except as set forth in Schedule 4.10(a) under the Disclosure Letter, Seller, the Company and Company Subsidiaries (i) have (or by the Closing will have) timely filed all material Tax Returns required to be filed by them that include the Company and/or Company Subsidiaries up to and including the Closing, and (ii) have (or by the Closing will have) timely paid or made appropriate provision for on their balance sheet (in accordance with GAAP), all Taxes shown to be due on such Tax Returns. All such Tax Returns were correct and complete in all material respects. The Company and Company Subsidiaries, as applicable, have withheld from their employees and others (and have remitted or will timely remit to the appropriate taxing authorities) proper and accurate amounts for all periods prior to and including the Closing Date in compliance with all tax withholding and other Tax Laws. Except as set forth in Schedule 4.10(a) under the Disclosure Letter there are no material Liens with respect to Taxes upon any of the properties or assets, real, personal or mixed, tangible or intangible, of the Company or Company Subsidiaries, except for current Taxes not yet due.

               (b) Schedule 4.10(b) under the Disclosure Letter lists Tax Returns filed by or which include the Company or Company Subsidiaries that are currently being examined by the Service (as defined herein) or any state or local taxing authority.

               (c) Except as set forth in Schedule 4.10(c) under the Disclosure Letter, there are no outstanding agreements or waivers extending the statutory period of limitation applicable to any Tax Returns required to be filed by, or which include, the Company or any Company Subsidiary.

               (d) Except as set forth in Schedule 4.10(d) under the Disclosure Letter, none of the Company or Company Subsidiaries is a party to an agreement, contract, arrangement, or plan that has resulted or would result, separately or in the aggregate, in the payment of any "excess parachute payment" within the meaning of Code Section 280G (or any similar provision of state, local or foreign Tax law).

               (e) The consolidated group of which Seller, Company, and Company Subsidiaries are members is a "selling consolidated group" within the meaning of Treasury Regulation section 1.338(h)(10)-1(b)(2) (assuming that the transactions contemplated by this Agreement constitute a "qualified stock purchase" within the meaning of Code Section 338(d)(3)). Seller is the common parent of an "affiliated group" within the meaning of Code Section 1504(a) (the "Seller Group"), and the Company and Company Subsidiaries are "includible corporations", within the meaning of Code Section 1504(b), in the Seller Group. Seller timely and properly filed consolidated federal income Tax returns for the Seller Group that properly include the Company and Company Subsidiaries for all taxable periods (or any portion thereof) in which the Company and Company Subsidiaries were members of the Seller Group. Seller filed timely with the appropriate Governmental Authority all consents and elections (including, without limitation, all required Service Forms 1122) necessary to permit the Seller Group to file a consolidated federal income Tax return including the Company and Company Subsidiaries. All such consents and elections are correct and complete in all material respects and are effective for all taxable periods (or any portion thereof) in which the Seller Group filed a consolidated federal income Tax return including the Company and Company Subsidiaries. Neither Seller nor any member of the Seller Group has taken any action that would terminate the Seller Group's privilege to file consolidated federal income Tax returns, or omitted to take any action that would prevent such privilege from terminating. No Tax audits or administrative or judicial proceedings are currently threatened, pending or proceeding with respect to the Seller Group or any member thereof in which the Seller Group's privilege to file consolidated federal income Tax returns, or the inclusion of any member in such consolidated federal income Tax returns, is being or will be challenged.

          4.11 Material Contracts. Set forth in Schedule 4.11 under the Disclosure Letter is a list of all Material Contracts (as defined herein) of the Company and the Company Subsidiaries. Each such Material Contract is a valid and binding agreement of the Company and/or a Company Subsidiary and is in full force and effect. Except as set forth in Schedule 4.11 under the Disclosure Letter, neither the Company nor any Company Subsidiary (as applicable) has breached or defaulted under any Material Contract, and there has not occurred any event that, with the lapse of time or the giving of notice or both would constitute such a default, and to the knowledge of Seller there is no third party default or breach under any Material Contract, other than breaches or defaults by any such third party which have been cured or waived or which would not reasonably be expected to result in a Material Adverse Effect. A true and complete copy of each Material Contract has been made available to be reviewed by Purchaser except to the extent otherwise noted on Schedule 4.11 under the Disclosure Letter. For purposes of this Agreement, the term "MATERIAL CONTRACTS" means (a) all contracts or agreements pursuant to which the Company or any Company Subsidiary services mortgages or other loans having an aggregate unpaid principal balance as of the date hereof equal to or greater than One Million Dollars and no/100 dollars ($1,000,000); (b) all contracts or commitments affecting ownership of, title to, use of, or any interest in real estate, including leases of real property; (c) all bonuses, incentive compensation, pension, group insurance or employee welfare plans of any nature whatsoever; (d) employment contracts and all other contracts, agreements or commitments to or with individual employees, agents, consultants, or contractors from the date hereof or providing for earlier termination only upon the payment of a penalty or the equivalent thereof; (e) all contracts or commitments, whether or not in the ordinary course of business, that are not otherwise Material Contracts and involve future payments or performance of services to or by the Company or any Company Subsidiary of an aggregate amount or value in excess of One Hundred Thousand Dollars ($100,000); (f) any indemnity or guaranty arrangements, business acquisition agreements, licenses, nondisclosure agreements, non-compete agreements, joint-venture agreements, agreements providing for exclusivity commission agreements and employment agreements; (g) all agreements between the Company or a Company Subsidiary and (A) Seller or a related party thereto (other than the Company or a Company Subsidiary) or (B) any officer or director of Seller (other than compensation arrangements otherwise defined as a Material Contract herein) that, in the case of either clause (A) or (B), will not be terminated on or prior to the Closing; (h) all licensing and royalty agreements and all other agreements and commitments with respect to patents, patent applications, trademarks, trade names, service marks, inventions, technical assistance, know-how, special processes, copyrights or other like items; and (i) all other contracts which, if terminated or breached, or if the Company or a Company Subsidiary otherwise loses the benefits thereof, would materially impair the ability of the Company to operate its business in the ordinary course or result in a Material Adverse Effect. Except as set forth in Schedule 4.11 under the Disclosure Letter, none of the Material Contracts, if fully performed, would result in a Material Adverse Effect, and none of such Material Contracts contains a "change in control" or other similar provision that would result in termination thereof or other Material Adverse Effect in connection with the execution and delivery of, or the consummation of the transactions contemplated by, this Agreement.

          4.12 Litigation. Except as set forth in Schedule 4.12 under the Disclosure Letter, there are no Actions either at law or in equity, before any court or before any commission or other administrative authority in any federal, state, local or foreign jurisdiction, of any kind now pending or, to the knowledge of Seller, threatened against the Company or any Company Subsidiary or any of their respective assets or properties. No such Action could reasonably be expected to result in a Material Adverse Effect. The Company does not have any pending Action against any third parties, except for ordinary course Actions pending in respect of individual Mortgage Loans that are not styled as putative class actions. Except as disclosed in Schedule 4.12 under the Disclosure Letter, there are no unsatisfied judgments or outstanding orders, writs, injunctions, decrees, settlements, stipulations or awards (whether rendered by a court or administrative agency or by arbitration) against the Company or any Company Subsidiary or against any of their properties or businesses. Except as disclosed in Schedule 4.12 under the Disclosure Letter, to the knowledge of Seller, no event has occurred or circumstance exists that is reasonably likely to give rise to or serve as a basis for the commencement of an Action, except for individual Actions instituted against the Company with respect to individual Mortgage Loans in the ordinary course of its business that are not styled as putative class actions, which Actions would not reasonably be expected to have a Material Adverse Effect. Neither the Company nor any Company Subsidiary is in default or breach with respect to any order, writ, injunction, decree, settlement, stipulation, award or demand of any court or other Governmental Entity.

          4.13 Intellectual Property.

               (a) Schedule 4.13 under the Disclosure Letter sets forth a list of all patents, trademarks, trade names, service marks, copyrights, trade secrets, or other intellectual property, and any applications or licenses therefor, that are used in or useful to the businesses of the Company and the Company Subsidiaries, as such businesses are now being conducted, and (i) that are registered with an appropriate federal or state office or agency; or (ii) that are otherwise material to the Company or the Company Subsidiaries. All forms of all intellectual property so listed, together with (a) all Internet Domain Names, including, without limitation, wfsg.com, and all content and designs that Seller or its Affiliates own that relate to the Company, any Company Subsidiary or their businesses, and that are now used on any Web site, including, without limitation, the Web site now located at the URL, http://www.wfsg.com (the "WEB SITE"); (b) all software, including, without limitation, information, instructions, know-how and other documentation, source code in IMS Basic and in all other applicable programming languages, object code, documentation, IMS Basic and other programming language reference manuals and data necessary to operate the software, database schema and contents, loan data file, application configuration data files, and all proprietary and third-party compilers, tools, hardware, and documentation used to translate the programming language of the software into machine language (the "SOFTWARE CODE") reasonably necessary to enable the Company to operate, maintain, and reproduce the current production version of the Web Site; and (c) all computer systems and Software Code used to support the businesses of the Company and the Company Subsidiaries, as such businesses are now being conducted, including, without limitation, application design documentation, system overview documentation, application user guides, manuals for third-party software, technical reference manuals, systems workflow documentation, system, database design documentation, and database maintenance documentation; are collectively referred to herein as the "INTELLECTUAL PROPERTY." Seller, its Affiliates, the Company or a Company Subsidiary, as applicable, either has all right, title and interest in, or a valid and binding, perpetual, nonterminable, paid-up worldwide license to use, all Intellectual Property other than Intellectual Property contained in or relating to the Third Party Software (as defined herein) and other Intellectual Property licensed from third parties that are identified as third party owned intellectual property on Schedule 4.13 under the Disclosure Letter (collectively, the "THIRD PARTY INTELLECTUAL PROPERTY"). Seller, its

Affiliates, the Company or a Company Subsidiary, as applicable, has a valid license to use the Third Party Intellectual Property for the respective terms of the licenses for the corresponding Third Party Software and other Third Party Intellectual Property. Schedule 4.13 under the Disclosure Letter sets forth a list of: (a) all Software Code developed internally or externally for use by the Company or a Company Subsidiary and owned by or proprietary to Seller and its Affiliates, the Company, or a Company Subsidiary that is used in or useful to the businesses of the Company and the Company Subsidiaries, as such businesses are now being conducted (the "SOFTWARE"); and (b) all third-party software and Software Code that are used in or useful to the businesses of the Company and the Company Subsidiaries, as such businesses are now being conducted (the "THIRD PARTY SOFTWARE"). Schedule 4.13 under the Disclosure Letter includes a list of all corresponding license agreements for the Third Party Software; copies of all such licenses maintained by Seller or Company have been provided to Purchaser except as disclosed in Schedule 4.13. Seller and its Affiliates, the Company and the Company Subsidiaries are operating in full compliance in all material respects with all such license agreements and are not in breach of any such license agreements. The Intellectual Property (other than Third Party Intellectual Property) and the Software, and any and all use by the Company or a Company Subsidiary, as applicable, of the Intellectual Property (other than Third Party Intellectual Property) and the Software, does not infringe the intellectual property and/or proprietary rights of any third party. In addition to the Intellectual Property, the Software and the Third Party Software, Seller and its Affiliates shall assign and transfer to the Company all processes, formulas, electronic media, engineering designs, trade secrets, know-how, goodwill, inventions and discoveries, and design, engineering and other technical information relating to the business of the Company and the Company Subsidiaries that the Seller and its Affiliates own, or in which the Seller and its Affiliates have sufficient rights to permit such assignment and transfer, including, without limitation, those (i) that are not subsumed by the Intellectual Property, the Software Code, and the Software, (ii) that are in the process of development, and (iii) that are used in or useful to the businesses of the Company and the Company Subsidiaries, as such businesses are now being conducted (collectively, the "PROPRIETARY PROPERTY"). Seller and its Affiliates also shall transfer to the Company all warranties and indemnifications regarding non-infringement relating to the Third Party Software listed in Schedule 4.13 under the Disclosure Letter. Subject to any license grants described on Schedule 4.13, Seller, its Affiliates, the Company or a Company Subsidiary owns all right, title and interest in the Intellectual Property, the Software and the Proprietary Property (other than any Third Party Intellectual Property), has not granted any licenses to the Intellectual Property, the Software or the Proprietary Property, and, in the case of Seller and its Affiliates, have all rights and consents necessary to transfer their ownership interests in the Software, the Intellectual Property and the Proprietary Property to the Company, other than as disclosed in Schedule 4.13 under the Disclosure Letter. Seller and its Affiliates, and the Company and the Company Subsidiaries have at all times used commercially reasonable efforts to maintain the confidentiality of any confidential Intellectual Property, Proprietary Property, Software, Third Party Intellectual Property and Third Party Software (collectively, the "INTELLECTUAL PROPERTY ASSETS"), as well as trade secrets related to the same. Except as set forth in Schedule 4.13 under the Disclosure Letter, there are no actions or proceedings pending, and neither the Seller nor any of its Affiliates, nor the Company nor any Company Subsidiary have received any notice of any claim: (a) challenging the rights of the Company or a Company Subsidiary to use the Intellectual Property Assets; (b) of intellectual property infringement relating to or affecting the Intellectual Property Assets; or (c) involving any U.C.C. or other documents evidencing a pledge or securitization of the Intellectual Property Assets. Seller and its Affiliates have all rights and licenses necessary to transfer any computer hardware being delivered to Company, and such hardware is in good working order, condition and repair, ordinary wear and tear excepted.

               (b) Except as set forth in Schedule 4.13 under the Disclosure Letter, all Software Code, Software, and Third Party Software (i) operates in accordance with all functional specifications therefor, including, without limitation, such specifications in documentation, user guides and manuals included in the Intellectual Property; and (ii) may be used for the purpose(s) for which it is intended.

          4.14 Compliance with Laws; Permits.

               (a) The Company and the Subsidiaries have complied with and are in compliance in all material respects with all material Laws applicable to them or any of their properties, assets, operations and businesses.

               (b) To Seller's knowledge, the Company or a Company Subsidiary, as applicable, holds all permits, licenses, easements, variances, exemptions, consents, registrations, authorizations, certificates, orders and approvals of or from Governmental Entities or other persons (collectively, "PERMITS") which are material to the businesses of the Company and the Company Subsidiaries as such businesses are now being conducted, except as described in Schedule 4.14 under the Disclosure Letter. The Company or the applicable Company Subsidiary is in compliance in all material respects with the terms of all such material Permits. All such Permits are in full force and effect and, to Seller's knowledge, no suspension or cancellation of any of them has been threatened in writing.

          4.15 ERISA Matters. For purposes of this Agreement, the term "EMPLOYEE BENEFIT PLANS" shall mean (i) all "employee benefit plans" (as such term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), (ii) all profit sharing, deferred compensation, bonus, stock option, stock purchase, pension, retainer, consulting, retirement, severance, welfare or incentive plan, agreement or arrangement maintained by the Company or any ERISA Affiliate, and (iii) any plan, agreement or arrangement providing for fringe benefits or perquisites, including but not limited to, benefits relating to automobiles, clubs, child care, vacation, sick leave, holiday leave and other leave, of which the Company or any member of the same controlled group of businesses as the Company within the meaning of Section 414(b), (c), (m) or (o) of the Code (an "ERISA Affiliate") is or ever was a participating employer or ever was a sponsor as to which the Company or any ERISA Affiliate makes or ever made contributions or is or ever was required to make contributions. Schedule 4.15 under the Disclosure Letter lists each Employee Benefit Plan currently providing benefits or coverage to current or former employees, officers, directors or agents of the Company or to employees of an ERISA Affiliate that are leased to the Company ("COMPANY EMPLOYEE BENEFIT PLANS"). Seller has delivered to Purchaser true and complete copies of all documents and, to the extent applicable, summary plan descriptions and the most recent Form 5500 annual report filed with respect to each Company Employee Benefit Plan. Except as set forth on Schedule 4.15 under the Disclosure Letter, neither the Company nor any Company Subsidiary sponsors any of the Employee Benefit Plans. No Employee Benefit Plan is or ever was a "multi-employer plan," as defined in Section 3(37) of ERISA, a plan subject to Title IV of ERISA, or a plan subject to Section 412 of the Code. Each Employee Benefit Plan which is required to comply with the provisions of Sections 4980B and 4980C of the Code, or with the requirements referred to in Section 4980D(a) of the Code, has complied in all material respects, and, except as required by such sections of the Code, no Employee Benefit Plan which is a "welfare benefit plan," as defined in Section 3(1) of ERISA, provides for post-employment benefits. Each of the Employee Benefit Plans which is intended to be a qualified plan under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service (and the Seller has delivered a copy of such letter to Purchaser), except as set forth in Schedule 4.15 under the Disclosure Letter, no such Employee Benefit Plan has been amended since the date of such determination letter, and each such Employee Benefit Plan has been operated in all material respects in accordance with its terms and with the provisions of the Code. All of the Employee Benefit Plans have been administered and maintained in all material respects in compliance with ERISA, the Code and all other applicable laws. None of Seller, the Company or any ERISA Affiliate has any knowledge of any circumstances which reasonably might result in any material liability, tax or penalty, including, but not limited to, a penalty under Section 502 of ERISA, as a result of a breach of any duty under ERISA or under other laws. All contributions required to be made to each of the Employee Benefit Plans under the terms of that Employee Benefit Plan, ERISA, the Code or any other applicable laws have been timely made. Other than routine claims for benefits under the Employee Benefit Plans, there are no pending, or, to the knowledge of Seller or the Company, threatened, investigations, proceedings, claims, lawsuits, disputes, actions, audits or controversies involving the Employee Benefit Plans, or the fiduciaries, administrators, or trustees of any of the Employee Benefit Plans or the Company or any ERISA Affiliate of either as the employer or sponsor under any Employee Benefit Plan, with any of the Internal Revenue Service, the Department of Labor, the Pension Benefit Guaranty Company, any participant in or beneficiary of any Employee Benefit Plan or any other Person whomsoever. Neither Seller nor the Company knows of any reasonable basis for any such claim, lawsuit, dispute, action or controversy. Schedule 4.15 sets forth the total number of individuals to whom Purchaser is obligated to provide group health plan benefits pursuant to Section 7.7(e), and Schedule 4.15 sets forth all information regarding claims made by such individuals for the time periods specified in such schedule that have been provided to Seller by the applicable insurers.

          4.16 Labor and Employment Matters.

               (a) Schedule 4.16(a) under the Disclosure Letter lists all current employee handbooks utilized by the Company and the Company Subsidiaries, and a complete copy of each handbook has been provided to Purchaser.

               (b) Except as provided in Schedule 4.11 under the Disclosure Letter and except in accordance with the contracts, agreements, plans or programs identified in Schedule 4.16(b) under the Disclosure Letter, no individual will accrue or receive material additional benefits, service or accelerated rights to payment of benefits as a result of the transactions contemplated by this Agreement (either alone or combined with any other event or transaction). There are no collective bargaining agreements or other material labor agreements to which the Company or any Company Subsidiary is a party.

               (c) The Company and the Company Subsidiaries are in compliance in all material respects with all applicable Laws relating to the employment of labor, including those related to wages, hours, occupational safety and health, plant closings and mass layoffs, immigration, collective bargaining and the payment and withholding of Taxes and other sums as required by appropriate Governmental Entities, and there has been withheld and paid to the appropriate Governmental Entities, or there is being held for payment not yet due to such Governmental Entities, all amounts required to be withheld from the employees of the Company and the Company Subsidiaries, and neither the Company nor any Company Subsidiary is liable for any arrears of wages, Taxes, penalties or other sums for failure to comply with any of the foregoing except for such failures which would not, individually or in the aggregate, be expected to have a Material Adverse Effect.

               (d) As of the date hereof, and except as set forth in Schedule 4.16(d) under the Disclosure Letter, there is no (i) unfair labor practice complaint against the Company or any Company Subsidiary pending before the National Labor Relations Board or any other federal, state, local or foreign agency or Governmental Entity; (ii) pending labor strike, work stoppage, work slow down or lockout affecting the Company or any Company Subsidiary; (iii) pending material grievance or unfair dismissal proceeding relating to the Company or any Company Subsidiary; (iv) material claim by employees of the Company or any Company Subsidiary alleging discrimination under any federal, state or local law or constitution, including claims of discrimination or retaliation based on race, color, creed, age, sex, sexual orientation, national origin, religion or disability; (v) other material claims affecting the Company or any Company Subsidiary relating to employment, including those based on statute, contract or tort; (vi) pending representation question or union organizing activities respecting a significant number of the employees of the Company or any Company Subsidiary; or (vii) to the knowledge of Seller, threat, investigation, charge or complaint with regard to any of the foregoing relating to the Company or any Company Subsidiary.

          4.17 Personnel, etc. Set forth on Schedule 4.17 under the Disclosure Letter is a list setting forth the name of each employee, officer and director of the Company and each Company Subsidiary and providing information about their employment.

          All payroll records relating to non-officer employees heretofore provided to Purchaser are accurate and complete in all material respects.

          4.18 Insurance. The Company or Seller maintains insurance policies which Seller believes are in amount and character, including with respect to the perils or hazards covered thereby, substantially similar to that carried by entities engaged in similar businesses and which Seller believes to be adequate in all material respects for the businesses of the Company and the Company Subsidiaries. Neither Seller nor the Company has received any notice of cancellation or material amendment of any such policies. The execution and delivery of, and the consummation of the transactions contemplated by, this Agreement will not result in any such cancellation or amendment, except as set forth in Schedule 4.18 under the Disclosure Letter.

          4.19 Environmental Matters. Except as set forth in Schedule 4.19 under the Disclosure Letter, the Company and the Company Subsidiaries have in all material respects complied with and are in compliance with all Laws applicable to them or any of their properties, assets, operations and businesses relating to environmental protection including, without limitation, standards relating to air, water, land and the generation, storage, transportation, treatment or disposal of Hazardous Substances and Hazardous Wastes (each as defined herein) (collectively, "ENVIRONMENTAL LAWS"). Except as set forth in Schedule 4.19 under the Disclosure Letter, neither the Company nor any Company Subsidiary has any contingent liability in connection with any release of any Hazardous Waste or Hazardous Substance into the environment. None of Seller, the Company or any Company Subsidiary has received notice that the operation of the business of the Company or any Company Subsidiary is in violation of any applicable Environmental Laws and there are no pending or, to the knowledge of Seller, threatened claims, administrative proceedings, judgments, declarations or orders relating to the violation of such Environmental Laws. To the knowledge of Seller, no employee of the Company or any Company Subsidiary has been exposed in the course of his or her employment with the Company or any Company Subsidiary to any regulated or prohibited substances or any materials produced or used in any manner that can give rise to any material liability under any applicable Environmental Law. "HAZARDOUS SUBSTANCE" shall mean as such term is defined in any applicable state or federal Environmental Law and shall include any substance in any concentration that is: (A) listed, classified or regulated pursuant to any of the Environmental Laws; (B) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, chlorinated or other solvent or lubricant, metal, radioactive materials or radon; or (C) any other substance which is or may be the subject of regulatory action by any Governmental Entity pursuant to any Environmental Law. "HAZARDOUS WASTE" shall mean as such term is defined in any applicable state or federal Environmental Law and shall include any substances listed, classified, regulated or considered to be hazardous waste pursuant to any of the Environmental Laws.

          4.20 Brokers. Except as set forth in Schedule 4.20 under the Disclosure Letter, all negotiations relative to this Agreement and the transactions contemplated hereby have been carried on by Seller and the Company directly with Purchaser and without the intervention of any other person and in such manner as not to give rise to any valid claim against any of the parties for any finder's fee, brokerage commission or like payment. Seller shall pay any such finder's fee, brokerage commission or payment that is due to the entity listed on Schedule 4.20 under the Disclosure Schedule and shall indemnify Purchaser for any such obligation.

          4.21 Books of Account. The books, records and accounts of the Company accurately and fairly reflect in all material respects, in reasonable detail, the transactions and the assets and liabilities of the Company and the Company Subsidiaries. The Company maintains a system of internal accounting control sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (iii) access to assets, properties, books, records and accounts is permitted only in accordance with management's general or specific authorization and (iv) the recorded accounting for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

          4.22 Mortgage Servicing Representations.

               (a) Advance. Each Advance made by the Company was made in accordance with Applicable Requirements, is a valid and subsisting amount owing to Company, is carried on the books of the Company at values determined in accordance with GAAP and is not subject to any set-off or claim that could reasonably be expected to be asserted against the Company, and the Company has not received any notice from an Investor, Insurer or other appropriate party in which the Investor, Insurer or other party disputes or denies a claim by the Company for reimbursement in connection with an Advance, except, in any such case, as described in Schedule 4.22 under the Disclosure Letter.

               (b) Mortgage Servicing Qualification. The Company: (a) to the extent required for the ownership or administration of the Servicing, is approved (i) by HUD as a Title I Nonsupervised Lender and Title II Nonsupervised Mortgagee and servicer for FHA Loans, (ii) by VA as an approved servicer for VA Loans, (iii) by FNMA and FHLMC as an approved servicer of residential mortgages and (iv) by GNMA as an approved Issuer authorized to act as subcontract servicer of GNMA-guaranteed mortgage-backed securities, (b) has all other material Permits that are necessary to own or administer the Servicing (or, where legally permissible, any waiver of or exemption from any of the foregoing by such Agency or State Agency) and (c) is in good standing under all applicable federal, state and local laws and regulations thereunder as a servicer, except in any such case, as described in Schedule 4.22 under the Disclosure Letter. Neither Seller, the Company or Company Subsidiary has received any notice or information from any Governmental Entity that it intends to terminate or restrict Company's status as an approved participant in its programs for which such Company is as of the date hereof registered, approved or authorized.

          4.23 Mortgage Loans.

               (a) Information. All information contained in each mortgage servicing file (including imaged documents) with respect to a Mortgage Loan with regard to servicing activity is complete in accordance with the Applicable Requirements and accurate in all material respects as of the effective dates of such information.

               (b) Application of Funds. All payments received by the Company with respect to any Mortgage Loans have been remitted and properly accounted for as required by Applicable Requirements. All funds received by the Company or any Company

Subsidiary in connection with the satisfaction of Mortgage Loans, including but not limited to foreclosure proceeds and insurance proceeds from hazard losses, have been deposited in the appropriate Custodial Account and all such funds have been applied to reduce the principal balance of the Mortgage Loans in question, or for reimbursement of repairs to the Mortgaged Property or as otherwise required by Applicable Requirements and the Servicing Agreements or are and will be in one of the Custodial Accounts on the Closing Date. All taxes, governmental assessments, insurance premiums, water, sewer and municipal charges, leasehold payments, or ground rents which previously became due and owing have (to the extent Company maintains a Custodial Account with respect thereto) been paid prior to the imposition of any penalty with respect thereto (if so required by the Applicable Requirements), or an escrow of funds with respect to taxes and insurance premiums has been established in an amount sufficient (based on the most recent escrow analysis thereof performed in accordance with the Applicable Requirements) to pay for such item which remains unpaid and which has been assessed but is not yet due and payable.

               (c) General Servicing of Mortgage Loans.(i) Each Mortgage Loan has been serviced in accordance with Applicable Requirements in all material respects.

                    (i) None of the Servicing Agreements constitutes a Recourse Obligation to Company, as Servicer, except as disclosed in Schedule 4.23(c) under the Disclosure Letter.

                    (ii) Except as disclosed in Schedule 4.23(c) under the Disclosure Letter, there exists no fact or circumstance that would entitle any Insurer or Investor to (i) demand from the Company or any Company Subsidiary either repurchase of any Mortgage Loan or the related Mortgaged Property or indemnification for losses, (ii) impose on the Company or any Company Subsidiary sanctions or penalties in respect of any Mortgage Loan, or (iii) rescind any insurance policy or reduce insurance benefits in respect of any Mortgage Loan which would result in a breach of any obligation of the Company or any Company Subsidiary under any Material Contract.

               (d) Custodial Accounts. (i) All Custodial Accounts are maintained in accordance with Applicable Requirements. Except as to payments that are past due under the Mortgage Loan, all Custodial Account balances required by the Mortgage Loan Documents and paid to the Company for the account of the Mortgagor and the Company are on deposit in the appropriate Custodial Accounts.

                    (i) All payments for taxes, assessments, ground rents, mortgage insurance, hazard and flood insurance or other payments made from the Custodial Accounts have been made as required by Applicable Requirements, and the Company has paid to the Mortgagor interest on any such payments deposited in the Custodial Accounts to the extent such payment is required by Applicable Requirements, in each case to the extent that the Company was timely notified or otherwise became aware that such amounts were unpaid, due and owing.

                    (ii) Within the twelve (12) month period prior to the Closing Date, Company has analyzed the payments required to be deposited into the Custodial Accounts and adjusted the payment thereto in order to eliminate any deficiency that the Company may have discovered, except with respect to Mortgage Loans received by the Company within the twelve (12) month period prior to the Closing Date. Where required by Applicable Requirements, the Company has notified each Mortgagor, in accordance with the Applicable Requirements, as to any payment adjustments which resulted from an escrow analysis.

               (e)  Hazard and Flood Insurance.

               If required by the Applicable Requirements, there is in force with respect to each Mortgaged Property a hazard insurance policy that provides, at a minimum, for fire and extended coverage in an amount which is in no event less than the amount required under such Applicable Requirements. If required by the Flood Disaster Protection Act of 1973, as amended, or by the Investor, each Mortgaged Property is and will be covered by a flood insurance policy in an amount not less than the maximum amount of insurance required under Applicable Requirements. To Seller's knowledge, all such insurance policies are in full force and effect, and all premiums with respect to such policies have been paid and will inure to the benefit of Purchaser on behalf of the Investor upon the consummation of the transactions contemplated by this Agreement. Neither Seller nor Company has engaged in any act or omission that would impair the coverage of any such policy, the benefits of the endorsement provided for therein, or the validity and binding effect of either.

               (f) Condition of Mortgaged Property. Neither Seller nor the Company has engaged in any activity that involves or involved the generation, use, manufacture, treatment, transportation, storage in tanks or otherwise, or disposal of Hazardous Substances on or from any Mortgaged Property.

               (g) Qualified Written Requests. The Company has responded to "qualified written requests" in accordance with the requirements of the Real Estate Settlement Procedures Act.

               (h) Fraud. No fraudulent action with respect to a Mortgage Loan has taken place on the part of Seller or the Company.

               (i) IRS Reports. The Company has filed all IRS forms that are required to be filed with respect to the Servicing.

               (j) Release of Fully-paid Mortgage Loans. All Mortgage Loans that have been fully paid have been released within the time period specified by Applicable Requirements, except as described in Schedule 4.23 under the Disclosure Letter.

               (k) Adjustable Rate Loans. Except as disclosed in Schedule 4.23(k) under the Disclosure Letter, with respect to each ARM Loan, each of the Company and its Company Subsidiaries and each Prior Servicer has (i) properly and accurately entered into its system all data required to service the Mortgage Loan in accordance with all Applicable Requirements, (ii) properly and accurately adjusted the mortgage interest rate on each interest adjustment date,
(iii) properly and accurately adjusted the monthly payment on each payment adjustment date, (iv) properly and accurately calculated the amortization of principal and interest on each payment adjustment date, in each case in compliance with all Applicable Requirements, and (v) executed and delivered any and all necessary notices required under, and in a form that complies with, all Applicable Requirements regarding the interest rate and payment adjustments.

          4.24 Limitation on Certain Representations. The representations and warranties of Seller set forth in the last sentence of Section 4.5(b) and in Sections 4.22 and 4.23 are made subject to, and to the extent of, the Company having received full and correct information from each Prior Servicer; provided, however, that this Section 4.24 shall have no effect for purposes of determining whether a breach of any such representation or warranty has occurred for purposes of Section 11 hereof.

          4.25 CCL Litigation. The release of claims against the Company provided for in the Settlement Agreement [Wilshire/CCL], effective May 9, 2002, is fully effective and the conditions specified therein, for which failure to satisfy could give rise to the termination of that settlement agreement and the reinstatement of claims, have been fully satisfied, except for the delivery of an executed cross-release between the parties that have settled with the Claimants, as provided in Section 5.12 of said Settlement Agreement [Wilshire/CCL].

          4.26 No Other Representations or Warranties. Except for the representations and warranties contained in this Section 4, neither Seller nor any other person acting on behalf of Seller or the Company makes any other express or implied representation or warranty on behalf of any of such persons or entities.

     5. Representations and Warranties by Purchaser. Purchaser represents and warrants to Seller as follows:

          5.1 Corporate Organization. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has the corporate power and authority to carry on its business as now being conducted by it.

          5.2  Authorization of Agreement; No Violation.

               (a) Purchaser has the corporate power and authority to enter into this Agreement, to acquire and own the Purchased Stock, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, the purchase of the Purchased Stock and the consummation of the other transactions provided for hereby have been duly and validly authorized by all necessary corporate and other action of Purchaser. This Agreement has been duly and validly executed and delivered by Purchaser and, assuming the due authorization, execution and delivery by Seller, constitutes a legal, valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms, except as such enforceability may be limited or affected by (i) bankruptcy, insolvency, reorganization, moratorium, liquidation, arrangement, fraudulent transfer, fraudulent conveyance and other similar laws (including, without limitation, court decisions) now or hereafter in effect and affecting the rights and remedies of creditors generally or providing for the relief of debtors, (ii) the refusal of a particular court to grant equitable remedies, including, without limitation, specific performance and injunctive relief, and
(iii) general principles of equity (regardless of whether such remedies are sought in a proceeding in equity or at law).

               (b) The execution and delivery of this Agreement by Purchaser do not, and the performance and consummation of this Agreement by Purchaser will not (i) violate or conflict with any provision of the certificate of incorporation or by-laws (or other organizational documents) of Purchaser, (ii) conflict with or violate any Law applicable to Purchaser or by which any of its properties are bound or affected or (iii) conflict with or result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under any provision of any contract or agreement of any kind to which Purchaser is a party or by which Purchaser or any of its properties is bound or affected, except in the case of clauses (ii) and (iii) for any such conflicts, violations, breaches, defaults or other occurrences which would not reasonably be expected to materially impair or delay the ability of Purchaser to effect the Closing.

               (c) No Third Party Consent is required to be obtained or made by Purchaser in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, except
(i) for compliance with the notification filing and waiting period requirements under the HSR Act, (ii) for such as are listed on Schedule 5.2(c) hereof or
(iii) where the failure to obtain or make such consent, license, approval, permit, authorization, registration or filing would not have a Material Adverse Effect.

          5.3 Litigation. There are no Actions either at law or in equity, or before any commission or other administrative authority in any federal, state, local or foreign jurisdiction, of any kind now pending or, to the knowledge of Purchaser, threatened against Purchaser which would reasonably be expected to impair or delay the ability of Purchaser to effect the Closing.

          5.4 Brokers. Except as set forth in Schedule 5.4, all negotiations relative to this Agreement and the transactions contemplated hereby have been carried on by Purchaser directly with Seller and the Company, and without the intervention of any other person and in such manner as not to give rise to any valid claim against any of the parties for a finder's fee, brokerage commission or like payment. Seller shall pay any such finder's fee, brokerage commission or payment that is due to the entity listed on Schedule 5.4 under the Disclosure Schedule and shall indemnify Purchaser for any such obligation.

          5.5 Investment Representation. Purchaser is acquiring the Purchased Stock for its own account for the purpose of investment and not with a view to the distribution thereof or dividing all or any part of its interest therein with any other person. Purchaser acknowledges that the sale of the Purchased Stock has not been registered under the Securities Act of 1933, as amended, or under any applicable Securities Laws and that the Purchased Stock may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under, pursuant to an exemption from or in a transaction not subject to any applicable Securities Laws.

          5.6 No Additional Representations by Seller. Purchaser acknowledges that neither Seller nor any other person or entity acting on behalf of Seller has made any representation or warranty, expressed or implied, oral or written, as to the accuracy or completeness of any information regarding the Purchased Stock, the Company and the Company Subsidiaries or their businesses, except as expressly set forth in this Agreement or the Schedules, and neither Seller nor any other person or entity acting on behalf of Seller will have or be subject to any liability to Purchaser or any other person resulting from the distribution to Purchaser, or Purchaser's use, of any memoranda or "sale book," or any information, document, or material made available to Purchaser in certain "data rooms", management presentations, investment banker presentations or any other form, in expectation of the transactions contemplated by this Agreement.

          5.7 Financing. Purchaser has the ability to finance all payments to be made by Purchaser in connection with the transactions under this Agreement. Purchaser will ensure the continued ability to finance such amounts in accordance with the terms of this Agreement and will not take any action between the date hereof and the Closing Date which would impair such ability or financing.

          5.8 No Other Representations or Warranties. Except for the representations and warranties contained in this Section 5, neither Purchaser nor any other person makes any other express or implied representation or warranty on behalf of Purchaser.

     6. Covenants of Seller. Seller covenants and agrees with Purchaser as follows:

          6.1 Access to Information and Documents. Prior to the Closing, Seller shall give to Purchaser and to Purchaser's Representatives reasonable access during normal working hours to any and all of the personnel and the books, records, agreements, other documents and files (collectively, "RECORDS") of the Company as Purchaser or Purchaser's Representatives may reasonably request, and Seller shall furnish to Purchaser and Purchaser's Representatives such information and copies of Records pertaining to the Company as Purchaser or Purchaser's Representatives shall reasonably request. In connection with such access, Purchaser shall, and shall cause Purchaser's Representatives to, use its and their reasonable best efforts to minimize any disruption of the business and operations of the Company and Seller.

          6.2 Conduct of Business Pending Closing. From the date hereof until the Closing, except as consented to by Purchaser in writing (which consent shall not be unreasonably withheld) or as otherwise expressly contemplated by this Agreement (including, without limitation, pursuant to Section 6.7 hereof), Seller agrees as follows:

               (a) The Company and each Company Subsidiary shall be maintained at all times as a corporate entity validly existing and in good standing under the laws of the applicable jurisdiction of incorporation or formation;

               (b) The Company and the Company Subsidiaries shall each carry on its business and operations substantially in the manner carried on as of the date hereof and shall not engage in any activity or transaction or make any commitment to purchase, lend or spend other than in the ordinary course of its business and consistent with past practices except that no new Servicing shall be purchased;

               (c) The Company shall not declare, authorize or pay any distribution or dividend to Seller or accept any capital contribution or forgiveness of indebtedness, other than as provided in Schedule 6.2(c) under the Disclosure Letter;

               (d) Neither the Company nor any Company Subsidiary shall pay or grant or increase any compensation, commission, option, severance or termination payment or bonus to any director, officer, employee, sales representative, broker or independent contractor as such, except (i) in the ordinary course of business and consistent with past practices, (ii) bonuses described in Schedule 4.16(b) under the Disclosure Letter; and (iii) payments described in Schedule 6.2(d) under the Disclosure Letter, which bonuses and payments described in clauses (ii) and (iii) shall be paid immediately prior to the Closing by Seller or the Company;

               (e) The Company shall use its commercially reasonable efforts to continue to maintain its credit arrangement to fund Advances and to carry all of its existing insurance;

               (f) Neither the Company nor any Company Subsidiary shall sell, license, assign or otherwise dispose of or pledge or otherwise encumber, any of its properties or assets, or obligate itself to do any of the foregoing, except in the ordinary course of its business;

               (g) Neither the Company nor any Company Subsidiary shall amend its certificate or articles of incorporation or by-laws or other organizational documents;

               (h) The Company and the Company Subsidiaries shall each use its commercially reasonable efforts to preserve intact its business organization, Permits, maintain its rights, licenses and franchises (including all Intellectual Property rights and licenses) and to preserve the goodwill of any clients, co-investors and others having business relationships with the Company and the Company Subsidiaries;

               (i) Neither the Seller, Company, nor any Company Subsidiary shall implement any change in accounting principles, practices or methods or, for Tax purposes, request any such change;

               (j) The Company shall use its commercially reasonable efforts to maintain its books, accounts and records in the ordinary course of business, and to maintain and keep its and the Company Subsidiaries' properties and assets in good repair and condition, subject to ordinary wear and tear provided that the Company shall not make any capital expenditure or commitment in excess of Two Hundred Fifty Thousand Dollars ($250,000);

               (k) The Company shall use its commercially reasonable efforts to pay its and the Subsidiaries' debts and Taxes in a timely manner, subject to good faith disputes, and to pay any other debts or perform any other obligations in a timely manner;

               (l) The Company shall use its commercially reasonable efforts to retain its and the Subsidiaries' employees, officers and agents and maintain satisfactory relationships with such employees, officers and agents and maintain its current termination, compensation, hiring and promotion practices;

               (m) The Company shall not change the number of authorized or outstanding shares of its capital stock or affect any reclassification thereof, or issue, grant, sell or pledge any shares of its capital stock or warrants, options or other rights therein;

               (n) Neither the Company nor any Company Subsidiary shall enter into any Material Contract, other than contracts for the servicing of mortgage or other loans entered into in the ordinary course of business, consistent with past practice, incur any new indebtedness for borrowed money or incur any material liabilities, except for borrowing funds from its current credit lines for making payments required or permitted to be made under this Agreement prior to or at Closing;

               (o) Neither the Company nor any Company Subsidiary shall incur any contingent liability as a guarantor or otherwise with respect to the obligation of others or any other contingent or fixed obligations or liabilities, or make any loans or advances to any person, except for advances made to employees for expenses in the ordinary course of business;

               (p) The Company shall not acquire, directly or indirectly, or agree to acquire an equity interest or substantially all the assets of any business, corporation, partnership, joint venture or other business organization by merger, consolidation, exchange, purchase or otherwise;

               (q) Neither the Company nor any Company Subsidiary shall (i) file any Action, other than to enforce the terms of the Mortgage Loans or (ii) settle any Action filed or otherwise instituted against it if such settlement would contain relief other than monetary damages or a modification, release or adjustment of the Mortgage Loan that is the subject of the Action;

               (r) Neither the Company nor any Company Subsidiary shall enter into any new line of business;

               (s) Neither Seller, the Company, nor any Company Subsidiary will execute or consent to any waivers extending the statutory period of limitations with respect to any Action involving the Company or any Company Subsidiary or the collection or assessment of any Taxes, or amend any Tax Returns;

               (t) Neither Seller, the Company, nor any Company Subsidiary will amend any Tax Returns, prepare or file any Tax Returns in a manner that is inconsistent with its past practice in preparing or filing similar Tax Returns in prior periods, or make or rescind any express or deemed election relating to Taxes or change any of its methods of reporting income or deductions for Tax purposes.

               (u) Neither Seller, the Company, nor any Company Subsidiary will commence any litigation or proceeding with respect to any Tax Liability or settle or compromise any Tax Liability; and

               (v) Neither Seller, the Company, nor any Company Subsidiary shall take any action intended or reasonably likely to result in (i) a Material Adverse Effect with respect to the Company, (ii) any of the representations and warranties of Seller set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Closing Date, (iii) any of the conditions set forth in Article Eight not being satisfied in a timely manner or
(iv) a material violation of any provision of this Agreement, except, in each case, as required by applicable Law or Applicable Requirements.

          6.3 Consents and Approvals. Seller shall use its commercially reasonable efforts to obtain prior to the Closing all Third Party Consents required to be obtained by Seller or the Company in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions provided for hereby or otherwise necessary for the operation of the businesses of the Company and the Company Subsidiaries on and after the Closing Date.

          6.4 Financial Statement Deliveries. As soon as is reasonably practicable and in no event later than twenty five (25) days from the last day of each fiscal month between the date of this Agreement and the Closing Date, Seller shall prepare and provide to Purchaser monthly consolidated balance sheets of the Company and the Company Subsidiaries and related consolidated statements of income utilizing the same methodology currently used in preparing the Company's consolidated financial statements but in all events in accordance with GAAP.

          6.5 Notice of Actions, Proceedings and Other Matters. Seller shall promptly notify Purchaser of any Actions commenced or, to the knowledge of Seller, threatened, involving or affecting the Company, any Company Subsidiary or any of their respective properties or assets, or against any employee, consultant, director or officer of the Company or any Company Subsidiary, in his, her or its capacity as such, except for any threatened individual Action regarding a mortgagor or any obligor that would not reasonably be expected to result in a class action, investigation by a Governmental Entity or a Material Adverse Effect as to which Seller shall notify Purchaser on a monthly basis. Seller shall give prompt notice to Purchaser of any notice of, or other communication relating to, a breach, default or event which, with notice or lapse of time or both, would become a breach or default, received by Seller subsequent to the date of this Agreement and prior to the Closing Date, under any Material Contract, and any notice or other communication from any third party or Governmental Entity alleging that the consent or approval of such third party or Governmental Entity is or may be required in connection with the transactions contemplated by this Agreement, unless Seller or the Company is then pursuing such approval or consent. Seller shall promptly notify Purchaser of the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which would be reasonably likely to cause any representation or warranty by Seller contained in this Agreement to be materially untrue or inaccurate and any material failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by Seller hereunder. In addition, Seller shall give prompt notice to Purchaser of any facts or circumstances that arise or become evident after the date of this Agreement and on or before the Closing Date that might result in a Material Adverse Effect.

          6.6 No Shop; Notice of Proposals. Until the Closing Date or termination of this Agreement, Seller shall not, directly or indirectly, solicit, initiate, or encourage any inquiries or proposals that constitute, or could reasonably be expected to lead to, a proposal or offer for a merger, consolidation, business combination, sale of substantial assets, sale of shares of capital stock or similar transactions involving the Company or any Company Subsidiary (other than an Excluded Asset), other than the transactions contemplated by this Agreement (any of the foregoing inquiries or proposals being referred to in this Agreement as an "ACQUISITION PROPOSAL"), engage in negotiations or discussions concerning, or provide any non-public information to any person or entity relating to, any Acquisition Proposal, or agree to, approve or recommend any Acquisition Proposal. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in this Section 6.6 by any director, officer or affiliate of Seller or the Company or any investment banker, financial advisor, attorney, accountant or other representative of any of them, if any of such persons is acting at their direction or with actual knowledge, shall be deemed to be a breach of this Section 6.6 by Seller.

          6.7 Preclosing Transactions. Seller shall, on or prior to the Closing Date, transfer or cause to be transferred to the Company or a Company Subsidiary, as appropriate, all contracts and other assets currently held by Seller or any of the Subsidiaries other than the Company or the Company Subsidiaries that relate solely or primarily to the business of the Company or the Company Subsidiaries, and shall, at its sole cost and expense, cause the Company or the applicable Company Subsidiary to transfer to Seller or one of the Subsidiaries (other than the Company or the Company Subsidiaries), all contracts or other assets currently held by the Company or any Company Subsidiary that do not relate solely or primarily to such business; provided, however, that in no event shall Seller cause the transfer of any Contract or other asset that is necessary for the operation of the businesses of the Company and the Company Subsidiaries on and after the Closing Date as such businesses are conducted on the date hereof. Seller and its Affiliates shall transfer all of its rights to the Intellectual Property Assets to the Company or a Company Subsidiary, as appropriate, through duly executed assignment agreements and, in the case of the Intellectual Property that is registered with federal or state offices or agencies, through executed and notarized assignment documents that meet the filing requirements of the applicable offices or agencies. Seller shall file each such assignment document with the applicable federal or state office or agency and provide to Purchaser copies of each such assignment document, together with evidence of the required filing. In addition, at Seller's sole cost and expense, including without limitation obtaining any Third Party Consents, Seller shall complete the preclosing transactions between it and the Company described in Schedule 6.7 under the Disclosure Letter. Prior to the Closing (i) the Company will transfer all of the Excluded Assets to Seller, one or more Subsidiaries (other than a Company Subsidiary) or third parties and (ii) the Company will transfer all of the Excluded Liabilities to Seller, one or more Subsidiaries (other than a Company Subsidiary) or third parties and such transferee will assume all of the Excluded Liabilities. The purchase price for all transfers of Excluded Assets that are made to Seller or any Subsidiary (other than a Company Subsidiary) shall be at book value, shall be paid in cash or, in the case of transfers to Seller, reduction of intercompany indebtedness owed by the Company and shall be at Seller's sole cost and expense.

          6.8  Tax Matters.

               (a) Seller shall make elections under Section 338(h)(10) of the Code (and any comparable election under state, local or foreign Tax Laws) with respect to the acquisition of the Company and deemed acquisitions of WCICC Inc. (if it is not an Excluded Asset) by Purchaser. Purchaser and Seller shall cooperate fully with each other in the making of such election. Other than the amount of Taxes accrued or otherwise reflected as a liability on the Closing Date Balance Sheet, Seller shall be liable for all federal income Taxes attributed to the Company and Company Subsidiaries for taxable periods ending on or before the Closing Date (including any income Tax resulting from the Section 338(h)(10) Election). Seller shall be liable for any state, local, or foreign income Tax attributable to an election under the state, local, or foreign law similar to the election available under Section 338(h)(10) of the Code. Further, if a state, local or foreign jurisdiction does not have provisions similar to the election available under Section 338(h)(10) of the Code, Seller will be liable for any income Tax imposed on Company or Company Subsidiaries by such state, local and/or foreign jurisdiction resulting from the transactions contemplated by this Agreement. Other than the amount of Taxes accrued or otherwise reflected as a liability on the Closing Date Balance Sheet, Seller will be liable for non-federal income Taxes of Company or Company Subsidiaries for taxable periods ending on or before the Closing Date. Seller shall prepare or cause to be prepared and file or cause to be filed all Tax Returns required to be filed by or with respect to the Company or Company Subsidiaries that relate to taxable periods ending on or before the Closing Date, including all such Tax Returns that are required to be filed after the Closing Date. Notwithstanding anything to the contrary in this Agreement, Purchaser and Seller agree to report all transactions not in the ordinary course of business occurring on the Closing Date after Purchaser's purchase of the

Purchased Stock on Purchaser's federal income Tax Return to the extent permitted by Treasury Regulation Section 1.1502-76(b)(1)(ii)(B); provided that, for purposes of this sentence and Section 11.8 hereof all transactions arising out of the Section 338(h)(10) Elections and any other transactions contemplated by this Agreement shall be considered to be in the ordinary course of business.

               (b) Any tax sharing agreement between Seller and its affiliates, on the one hand, and the Company and the Company Subsidiaries, on the other hand, shall be terminated as of the Closing Date and will have no further effect for any taxable year (whether the current year, a future year, or a past year).

               (c) Seller is responsible for the payment of all Taxes relating to the Company and Company Subsidiaries or their operations on and prior to the Closing Date (other than transactions not in the ordinary course of business occurring on the Closing Date after Purchaser's purchase of the Purchased Stock referred to in the last sentence of Section 6.8(a) hereof), including, without limitation, the amounts due under all Tax Returns filed or caused to be filed by it pursuant to Section 6.8(a) and excluding the amount of Taxes accrued or otherwise reflected as a liability on the Closing Date Balance Sheet (the payment of which amount shall be the Purchaser's obligation). Taxes for taxable periods beginning before the Closing Date and ending after the Closing Date shall be allocated in accordance with Section 7.9(e).

               (d) Seller shall not take any action, nor shall it permit any member of the Seller Group to take any action, that would terminate the Seller Group's privilege to file consolidated federal income Tax returns for the taxable year ending on December 31, 2003 and the taxable year that includes the Closing Date. Seller shall cause the Seller Group to file timely consolidated federal income Tax returns that include the Company and Company Subsidiaries for the taxable year ending on December 31, 2003 and for the taxable year that includes the Closing Date. Seller shall not withdraw such consolidated federal income Tax returns after such returns are filed. Seller shall not request permission to discontinue filing consolidated federal income Tax returns for the taxable period that includes the Closing Date or any taxable year in which the Company and Company Subsidiaries were included in Seller Group's consolidated federal income Tax returns.

          6.9 Records. After the Closing, upon reasonable written notice, Seller shall provide or cause to be provided to Purchaser and Purchaser's Representatives access, during normal business hours, to such information (including such Records) and assistance as is reasonably necessary for financial reporting and accounting matters, the preparation and filing of any returns, reports or forms or the defense of any lawsuit, proceeding or tax, environmental or other claim or assessment; provided, however, that such access does not unduly disrupt the normal operations of Seller.

          6.10 Non-Competition Agreement.

               (a) For a period of five (5) years following the Closing Date, Seller shall not, and shall not permit any of its Affiliates, Controlled by Seller, to, in any state in the United States, directly or indirectly, either as a principal, partner, agent, manager, stockholder, director, officer or in any other capacity, own or operate or enter into a business that competes in the residential mortgage servicing business in the United States (the "RESTRICTED BUSINESS") on a de novo basis (it being understood that Seller and its Affiliates Controlled by Seller may continue to service any mortgages currently serviced by any of them, and any new mortgages originated by Seller or its Affiliates); provided, however, (i) that ownership of less than five percent (5%) of the voting stock of any corporation engaged in the Restricted Business shall not constitute a violation hereof and (ii) that entering into or engaging in the Restricted Business as the result of any acquisition, merger, consolidation, or similar business combination shall not constitute a violation hereof if (x) such transaction results in a change in control of Seller or (y) the entity with which such transaction occurs is any entity (a) whose primary business on a consolidated or combined basis with all its Affiliates is not the Restricted Business or (b) incorporated or headquartered outside of the United States that has outside the United States or derives from outside the United States more than fifty percent (50%) of its assets, revenues or net income on a consolidated or combined basis with all its Affiliates (based on the financial statements publicly available immediately prior to the entering into a definitive agreement for such transaction).

               (b) Seller acknowledges that the restrictions and agreements contained in this Section 6.10 are reasonable and necessary to protect the legitimate interests of Purchaser, and that any violation of this Section 6.10 will cause substantial and irreparable injury to Purchaser that would not be quantifiable and for which no adequate remedy would exist at law and agrees that injunctive relief, in addition to all other remedies, shall be available therefore.

               (c) Seller agrees that, for a period beginning on the date of this Agreement and ending on the date five (5) years following the Closing Date, neither Seller nor its Affiliates Controlled by Seller will solicit for employment any of the Continuing Company Employees; provided, however, that it is understood that this Section 6.10(c) shall not prohibit: (i) solicitation of any Continuing Company Employee who contacts Seller or any Affiliates Controlled by Seller on his or her own initiative without any solicitation by or encouragement from Seller or any Affiliates Controlled by Seller (excluding any solicitation by a professional search firm where Seller or any of its Affiliates Controlled by Seller has not directed such firm to solicit that person); (ii) generalized solicitations by advertising and the like which are not directed to the Continuing Company Employees; (iii) solicitations of Continuing Company Employees whose employment was terminated by Purchaser or any Company or Company Subsidiary; or (iv) solicitations of Continuing Company Employees who have terminated their employment with any Company or Company Subsidiary without any prior solicitation (which would otherwise violate this Section 6.10(c)) by Seller or any of its Affiliates Controlled by Seller.

               (d) It is the intent and understanding of each party hereto that if, in any action before any court or agency legally empowered to enforce this
Section 6.10, any term, restriction, covenant, or promise is found to be unreasonable and for that reason unenforceable, then such term, restriction, covenant, or promise shall not thereby be terminated but that it shall be deemed modified to the extent necessary to make it enforceable by such court or agency and, if it cannot be so modified, that it shall be deemed amended to delete therefrom such provision or portion adjudicated to be invalid or unenforceable.

          6.11 Transactions with Affiliates. On or prior to the Closing Date, each of the Company and the Company Subsidiaries shall pay and discharge all amounts of indebtedness owed by it to Seller or any Affiliate Controlled by Seller. All transactions between the Company, on the one hand, and Seller or any Affiliate Controlled by Seller, on the other hand, between the date of this Agreement and the Closing Date shall be conducted only in a manner consistent with past practice and, at a minimum, on terms reasonably believed to be as favorable to the Company as the Company could receive from an unaffiliated third party; provided, however, that this Section 6.11 shall not apply to corporate or administrative functions performed by officers and employees in the ordinary course, or to the sharing of facilities, equipment, and supplies in the ordinary course.

          6.12 Reconciliation of Custodial Accounts. As of the last applicable cut-off date for each particular Investor of at least Ten Million Dollars ($10,000,000) in unpaid principal balance of Mortgage Loans then serviced by Seller, the Company or any Company Subsidiary which is no earlier than thirty
(30) days prior to the Closing Date (or, if applicable with respect to any particular Investor, such later date on which the Company shall have completed a reconciliation of an account in accordance with the current business practices of the Company), or, in the case of custodial clearing accounts, as of the last day of the month immediately preceding the month in which the Closing Date occurs (or, if applicable with respect to any particular custodial clearing account, such later date on which the Company shall have completed a reconciliation in accordance with the current business practices of the Company), Seller shall cause the Company to: (i) reconcile control group and pool balances to the trial balance; (ii) properly balance and reconcile all Investor accounts and custodial clearing accounts against cash requirements under the Servicing Agreements and/or Agency and Investor guidelines; (iii) make available for Purchaser's inspection documentation to verify the accuracy of the reconciling and balancing activities required under this Section 6.12, and to explain any discrepancies identified in connection with such reconciling and balancing activities; and (iv) on or before the Closing Date, fund any shortages to Custodial Accounts and custodial clearing accounts existing as of the last applicable cut-off date for each particular Investor which is no earlier than thirty (30) days prior to the Closing Date (or, if applicable with respect to any particular Investor, such later date on which the Company shall have completed a reconciliation of an account in accordance with the current business practices of the Company) or the last day of the month immediately preceding the month in which the Closing Date occurs (or, if applicable with respect to any particular custodial clearing account, such later date on which the Company shall have completed a reconciliation in accordance with the current business practices of the Company), as the case may be, which are not collected or cleared on or prior to the Closing Date, with the exception of any shortages approved by Purchaser in writing. The Seller shall cause the Company to use the level of prudence and diligence customary in the industry to conduct the reconciling and balancing activities required under this Section 6.12.

          6.13 ARM Corrections. Seller shall cause an ARM Loan audit to be performed based on a sample of up to 250 ARM Loans using industry standard sampling techniques identified by Purchaser after consultation with the Company's internal audit group. The sample shall be selected by Purchaser in its sole discretion within ten (10) business days after receipt by Purchaser of Seller's list of ARM Loans currently serviced by the Company or any Company Subsidiary, and the audit shall be completed within sixty (60) days after Seller is notified by Purchaser of the sample selected by Purchaser. Based on the findings in such audit, Seller shall (i) cause all identified servicing errors in any Mortgage Loan that is an ARM Loan to be corrected in compliance with Applicable Requirements, (ii) with respect to such identified errors, cause the Company or one of its Company Subsidiaries to pay at its expense all necessary and appropriate refunds to affected consumers, and (iii) if any systemic errors are discovered, correct all such errors with respect to all affected loans in accordance with the Company's normal policy and procedures.

          6.14 Custodial Account Balances. Upon Purchaser's request, Seller shall transfer to a depository designated by Purchaser the balances of all Custodial Accounts held by its pursuant to Servicing Agreements as of the Closing Date by wire transfer to such accounts, subject to the terms of such Servicing Agreements.

          6.15 Escheatable Funds. On or prior to the Closing Date, Seller shall, or shall cause the Company to, have paid all amounts (including applicable fines and penalties) in respect of funds, subject to escheat or custodial taking for which it has issued a report in payment to the appropriate state authorities.

          6.16 Vesting. Seller shall cause each Continuing Company Employee to be fully vested in his or her account under the Seller's Group 401(k) salary savings and profit sharing plan as of the Closing.

          6.17 Wilshire Name. Prior to Closing, Seller and the Company shall terminate effective as of the Closing Date that certain Service Mark License Agreement dated as of October 26, 1996 by and between them; provided that Seller and its Subsidiaries shall be entitled to continue to use such name for a reasonable period of time, not to exceed one hundred twenty (120) days after the Closing, in order to effectuate the change in their corporate names with Governmental Entities and in connection with the use of existing materials, including existing inventories, office supplies and equipment, bearing such name or having such name affixed thereto, and shall thereafter be entitled to use such name to identify Seller as "formerly known as" or "fka" "Wilshire Financial Services Group Inc." In addition, the Company shall grant a non-exclusive, personal, nontransferable, royalty-free, limited right and license to Seller to use the Mark solely in connection with the special purpose entities and other entities of Seller listed on Schedule 6.17 for the duration of such entities' respective existences. At or prior to Closing, the Company and Seller shall document the foregoing rights in a service mark license agreement that contains standard terms and conditions for such license agreements and other provisions that are reasonably acceptable to the Company and Seller. Seller's rights to use the Mark with respect to each entity listed on Schedule 6.17 under the Disclosure Letter shall terminate upon the termination of the applicable entity.

          6.18 HSR Act. As promptly as practicable after the execution of this Agreement, Seller shall file the required notification under and in accordance with the HSR Act and shall use its commercially reasonable efforts to obtain early termination or expiration of the applicable waiting period thereunder. Subject to advise of counsel, Seller shall respond as promptly as practicable to any inquiries received from the Federal Trade Commission or the Antitrust Division of the Department of Justice for additional information or documentation and shall respond as promptly as practicable to all inquiries and requests received from any state attorney general or other Governmental Entity in connection with antitrust matters. Seller shall cooperate in good faith with Purchaser in respect of all of the foregoing.

          6.19 System Testing and Operation. Following the date on which this Agreement is executed, Seller shall make available to Purchaser's employees and consultants, during normal business hours upon reasonable advance notice by Purchaser, the Software Code, Intellectual Property, Software and, to the extent permitted under agreements relating to the same, Third Party Software and Third Party Intellectual Property (collectively, the "TECHNOLOGY") for inspection and functionality testing. Seller also shall make reasonably available to Purchaser's representatives a reasonable number of Seller's employees skilled in the operation, functionality and/or use of the Technology, and provide reasonable resources, to assist Purchaser's representatives in learning to operate and/or use the Technology, to develop functionality test plans, and to conduct functionality testing of the Technology. Purchaser agrees and acknowledges that Seller shall be entitled to impose reasonable limitations to Purchaser's rights hereunder in order to ensure that the Company's normal operations are not unduly disrupted.

          6.20 Termination of Existing Financing. Seller shall cause the Company to provide such information to Purchaser as may be reasonably necessary to enable Purchaser to arrange the pay off and termination at Closing of the Company's existing financing with JPMorgan Chase Bank and related entities and shall cooperate with Purchaser in the filing of UCC-3 termination statements and other similar instruments to effect the release of liens related thereto.

          6.21 Investment in Liquid Assets. Upon receipt of the Initial Purchase Price pursuant to Section 2.1, Seller shall place an amount equal to Ten Million Dollars ($10,000,000) less the then Available Credit (as defined herein) in one or more time deposit or demand accounts ("CASH ACCOUNTS"), or in lieu thereof in whole or in part, invest such amount in either, or any combination, of (i) U.S. treasury bonds ("TREASURY BONDS"), or (ii) securities having an "investment grade" rating from either Standard & Poors or Moodys ("INVESTMENT GRADE SECURITIES"); provided that for so long as Seller is required to maintain the Available Liquidity Amount (as defined herein) or the Medical Availability Liquidity Amount (as defined herein) the current market value (the "SECURITIES VALUE") of any such Treasury Bonds and Investment Grade Securities as of the close of business on the last day of each fiscal quarter of Seller that ends following the Closing Date shall be determined within fifteen (15) business days after such date (the "QUARTERLY VALUATION"). Thereafter, for a period of one (1) year after the Closing Date, Seller shall ensure that the Available Liquidity Amount equals or exceeds the Required Liquidity Amount (as defined herein). "REQUIRED LIQUIDITY AMOUNT" means at any time Ten Million Dollars ($10,000,000) less the aggregate of payments theretofore made by Seller in respect of its indemnity obligations pursuant to Section 11; "AVAILABLE LIQUIDITY AMOUNT" means at any time the sum of (i) the amount of cash then held in the Cash Account(s), (ii) the Securities Value of the Treasury Bonds and Investment Grade Securities based on the most recent Valuation (or the Securities Value at the time of investment, if a Valuation has not yet occurred) and (iii) the then current amount of Available Credit; and "AVAILABLE CREDIT" means the amount of credit at any time available to be drawn by Seller pursuant to a credit or loan agreement or facility in order to satisfy its indemnification obligations under Section 11. All obligations of Seller pursuant to this Section 6.21 shall terminate on the first anniversary of the Closing Date, and thereafter Seller shall have no obligation to Purchaser in respect of liquidity. Seller shall ensure that the Cash Account(s), Treasury Bonds and Investment Grade Securities comprising the Available Liquidity Amount are at all times free and clear of any Liens.

     7. Covenants of Purchaser. Purchaser covenants and agrees with Seller as follows:

          7.1 Confidentiality. Purchaser acknowledges that the Confidentiality Agreement dated September 15, 2003 between Seller and Purchaser remains in full force and effect, enforceable against Purchaser in accordance with its terms. Without limiting the generality of the foregoing, Purchaser shall, and shall use its best efforts to cause Purchaser's Representatives to, (i) hold in strict confidence and not disclose to any person any and all documents and information containing confidential or proprietary information or trade secrets of Seller or the Company furnished to, obtained by or learned by Purchaser in connection with this Agreement and the transactions contemplated hereby, including without limitation the information disclosed in the Disclosure Letter ("CONFIDENTIAL INFORMATION"), except to the extent necessary to comply with any applicable Law, and (ii) refrain from using any such Confidential Information for any personal advantage, except that Purchaser shall be free to disclose and use all or any of such Confidential Information which can be conclusively shown to have been (a) already in Purchaser's possession without restrictions of confidentiality at the time of disclosure to Purchaser; (b) a matter of public knowledge other than as a result of any action or omission by or on behalf of Purchaser; (c) published other than as a result of any action or omission by or on behalf of Purchaser in any publication for public distribution or filed as public information with any Governmental Entity; or (d) lawfully obtained by Purchaser from a third person without restrictions of confidentiality. The covenants of Purchaser contained in this Section 7.1 shall (i) survive any termination of this Agreement prior to Closing, (ii) survive the Closing with respect to Confidential Information of Seller, including the information set forth in the Disclosure Letter and (iii) if the Closing occurs, terminate at the Closing with respect to Confidential Information of the Company.

          7.2 Consents and Approvals. Purchaser shall use its best reasonable efforts to obtain prior to the Closing all Third Party Consents required to be obtained by Purchaser in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby.

          7.3 Notice of Actions, Proceedings and Other Matters. Purchaser shall promptly notify Seller of any Actions commenced or, to the knowledge of Purchaser, threatened, involving or affecting Purchaser or any of its properties or assets, or against any employee, consultant, director, officer or shareholder of Purchaser, in his, her or its capacity as such, which would reasonably be expected to adversely affect or materially delay the ability of Purchaser to consummate the transactions contemplated by this Agreement. Purchaser shall give prompt notice to Seller of any notice of, or other communication relating to, a breach, default or event which, with notice or lapse of time or both, would become a breach or default, received by Purchaser subsequent to the date of this Agreement and prior to the Closing Date, under any material agreement, indenture or instrument, and any notice or other communication from any third party or Governmental Entity alleging that the consent or approval of such third party or Governmental Entity is or may be required in connection with the transactions contemplated by this Agreement. Purchaser shall promptly notify Seller of the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which would be reasonably likely to cause any representation or warranty by Purchaser contained in this Agreement to be untrue or inaccurate and any failure and to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder. In addition, Purchaser shall give prompt notice to Seller of any facts or circumstances that arise or become evident after the date of this Agreement and on or before the Closing Date that might adversely affect or materially delay the ability of Purchaser to consummate the transactions contemplated by this Agreement.

          7.4 No Unreasonable Interference. Prior to the Closing, Purchaser will not take any action which could reasonably be expected to interfere unreasonably with the business or operations of the Company, any Company Subsidiary or Seller.

          7.5  Records.

               (a) Subject to the terms of the Transitional Services Agreement (as defined herein), on the Closing Date Seller shall deliver or cause to be delivered to Purchaser in Beaverton, Oregon, all original Records in the possession of Seller relating solely to the business and operations of the Company or any Company Subsidiary, other than Records prepared in connection with the sale of the Purchased Stock or all or any part of the businesses of the Company and the Company Subsidiaries, including bids received from other parties and analyses relating to the Company. Seller shall also provide Purchaser with copies of such other Records as Purchaser may reasonably request that are necessary for the operation of the businesses of the Company and the Company Subsidiaries after the Closing Date.

               (b) After the Closing, upon reasonable written notice, Purchaser shall provide or cause to be provided to Seller and its representatives access, during normal business hours, to such information (including such Records) and assistance as is reasonably necessary for financial reporting and accounting matters, the preparation and filing of any returns, reports or forms or the defense of any lawsuit, proceeding or tax, environmental or other claim or assessment; provided, however, that such access does not unduly disrupt the normal operations of Purchaser or the Company, and provided further, that such access may be denied in the event of litigation or dispute between Purchaser and Seller.

          7.6 Release of Officers and Directors. At the Closing, Purchaser will cause the Company or the applicable Company Subsidiary to release, effective as of the Closing, each current or former director or officer of the Company or any Company Subsidiary from all liabilities and obligations as a director and/or officer (other than for fraud, illegality or willful misconduct), for all actions performed by such director or officer in his or her capacity as such, pursuant to a release or releases in form and substance reasonably satisfactory to Seller and Purchaser; provided that (i) all current officers and directors who are not Continuing Company Employees provide reciprocal releases of the Company, Purchaser and their respective Affiliates and (ii) the Company shall retain any rights it otherwise would have against such officers and directors that are required to defend third party claims or governmental investigations, inquiries or proceedings including those required by an insurer to be assigned to such insurer as subrogee in connection with any insurance claim paid to or on behalf of the Company that arise from such third party claims or governmental investigations, inquiries or proceedings; and provided further that no such release shall have any effect with respect to any claims the Company may have against any current or former officer or director that relate to or arise out of legal proceedings relating to the financial collapse of Capital Consultants LLC.

          7.7  Employees.

               (a) Prior to the Closing Date, in accordance with the procedures set forth in Section 7.7(a) under the Disclosure Letter, the Company shall hire, on a full-time basis, the employees of the Seller's employee leasing Affiliate who are dedicated principally to the Company's operations. The Company shall provide to those identified individuals who continue to be employed by the Company or any Company Subsidiary following the Closing (collectively, the "CONTINUING COMPANY EMPLOYEES") (i) a base salary that is at least equal to such employee's base salary immediately prior to the Closing, provided that, following the Closing, the Company shall not be required to provide Continuing Company Employees with stock options or other equity compensation, (ii) the employee benefits described in Schedule 7.7(a) of the Disclosure Letter ("Purchaser Plans"). It is understood and agreed that, except as disclosed on
Schedule 4.15 of the Disclosure Letter, neither the Company nor any Company Subsidiary sponsors or maintains any Employee Benefit Plans and that, except as provided in Schedule 7.7(d) of the Disclosure Letter and Section 7.7(e) below, neither the Company, nor any Company Subsidiary, nor the Purchaser, as a result of the transactions contemplated in this Agreement, shall have any obligation or Liability with respect to any Employee Benefit Plan after the Closing. Except as expressly provided in Section 7.7(d) or Section 7.7(e), nothing in this Agreement shall be interpreted or construed to cause or obligate Purchaser to assume sponsorship of any Employee Benefit Plan or of any Liability with respect to such Employee Benefit Plan or with respect to the employment of a Continuing Company Employee or any other employee of Company prior to the Closing Date.

               (b) Each Continuing Company Employee's period of service and compensation history with the Company or its ERISA Affiliates before the Closing shall be counted in determining eligibility for, and the amount and vesting of, benefits under each of the Purchaser Plans except with respect to "paid time off" as to which Seller shall pay such

Continuing Company Employee prior to the Closing Date pertaining to the period prior to the Closing Date. Each Continuing Company Employee who participates in a Purchaser Plan that provides health care benefits (whether or not through insurance) following the Closing shall participate in such Purchaser Plan without regard to any waiting period or any condition or exclusion based on pre-existing conditions, medical history, claims experience, evidence of insurability, or genetic factors (to the extent such limitations do not apply to any Continuing Company Employee immediately prior to Closing). Each Continuing Company Employee who participates in the Merrill Lynch Medical Plan ("Medical Plan") following the Closing shall receive a credit toward the deductible and out-of-pocket maximum applicable under the Medical Plan in respect of any amounts paid by such employee for medical benefits during the period beginning January 1, 2004 and ending on the Closing Date that was applicable toward the deductible or out-of-pocket maximum under the similar Employee Benefit Plan that provides medical benefits. If such Employee Benefit Plan has deductible amounts or out-of-pocket maximums that must be satisfied separately for in-network expenses and out-of-network expenses, a Continuing Company Employee will be credited toward the similar applicable deductible or out-of-pocket maximum under the Medical Plan; if the deductible or out-of-pocket maximum is not satisfied separately under such Employee Benefit Plan, credit will be given toward the in-network deductible or out-of-pocket maximum under the Medical Plan. Seller shall promptly provide such information as Purchaser may request to determine the amount of any credit to be granted to the Continuing Company Employees in accordance with this Section 7.7(b). Seller shall pay Purchaser the aggregate amount of such credits for all Continuing Company Employees within sixty (60) days following the Closing Date, or at such later date as Purchaser may determine in its sole discretion. In the event that any Continuing Company Employee receives an "Eligible Rollover Distribution" (within the meaning of Section 402(c)(4) of the Internal Revenue Code) from any Employee Benefit Plan, the Company shall not unreasonably refuse to cause a Purchaser Plan in which such Continuing Company Employee participates after the Closing that is intended to constitute a qualified plan under Section 401 of the Code to accept a direct rollover of such eligible rollover distribution (including any portion of such eligible rollover distribution comprised of the outstanding balance of a loan from such Employee Benefit Plan).

               (c) The Company shall use its reasonable efforts to include Seller under any release of liability obtained from terminated Continuing Company Employees.

               (d) The Company will honor and assume all obligations under the Change in Control programs specified on Schedule 4.16(b) of the Disclosure Letter (excluding the acceleration of Executive options) with respect to Continuing Company Employees except with respect to (i) the employees identified on Schedule 7.7(d) of the Disclosure Letter, (ii) those provisions that may be waived in writing by certain of the Continuing Company Employees as part of their terms and conditions of employment with Purchaser, and (iii) any other bonus required to be paid by the Company or Seller pursuant to Section 6.2(d).

               (e) Purchaser shall provide coverage under a group health plan (within the meaning of Section 4980B(g)(2) of the Code) sponsored by the Purchaser, or shall cause an affiliate of Purchaser to provide coverage under a group health plan sponsored by such affiliate ('"Purchaser Group Health Plan"), to each employee or former employee of Seller or a subsidiary of Seller (i) who immediately prior to the Closing (or, in the case of a former employee, immediately prior to termination of employment) provided services for the Company (including as a leased employee), (ii) who is not employed by the Company immediately after the Closing and (iii) to whom Seller or the Company is obligated to provide continued group health plan benefits under the Consolidated Omnibus Budget Reconciliation Act of 1985 (COBRA) on and after the Closing Date (the "LEGACY COBRA EMPLOYEES"). Purchaser's obligation hereunder shall apply with respect to an individual for the period beginning on the Closing Date and ending on the last day for which such individual is eligible to receive COBRA benefits. Each individual subject to the provisions of this Section 7.7(e) shall be eligible to participate in the Purchaser Group Health Plan in accordance with the terms and conditions of the Purchaser Group Health Plan otherwise applicable to COBRA beneficiaries under such Purchaser Group Health Plan. Seller shall provide to the Purchaser or the Purchaser's designated affiliate such information as the Purchaser or such affiliate may reasonably request in order to satisfy its obligations under this Section 7.7(e). Seller shall reimburse the Company or Purchaser for the total Excess Medical Costs (as defined herein) incurred by the Company or Purchaser during the applicable COBRA period for each such Legacy COBRA Employee, provided that the amount to be paid by Seller hereunder shall not exceed a total of Two Million Dollars ($2,000,000). Excess Medical Costs shall be the total amount that the Company and Purchaser pay in claims for the Legacy COBRA Employees in excess of the aggregate premiums received by the Company and Purchaser from the Legacy COBRA Employees. The Company shall provide the Seller with an interim accounting of any amount due under this Section 7.7(e) each quarter and Seller shall make such payment within thirty (30) days of receipt of the accounting. In addition to Seller's obligations under Section 6.21, until such date that the Company does not have any further obligation pursuant to COBRA to provide group health plan coverage to Legacy COBRA Employees, Seller shall maintain a Medical Availability Liquidity Amount (as defined herein) in an amount equal to Two Million Dollars ($2,000,000) less the aggregate amount of reimbursement payments made by Seller pursuant to this Section 7.7(e) until there are ten (10) or fewer Legacy COBRA Employees, and thereafter One Million Dollars ($1,000,000) less the aggregate amount of reimbursement payments made by Seller pursuant to this Section 7.7(e). The Medical Availability Liquidity Amount means (a) the sum of (i) the amount of cash then held in the Cash Account(s), (ii) the Securities Value of Treasury Bonds and Investment Grade Securities, and (iii) the then current amount of Available Credit less (b) the Required Liquidity Amount. The terms "Securities Value", "Treasury Bonds", and "Investment Grade Securities" shall have the meanings defined in Section 6.21.

Notwithstanding the above, Seller may, prior to Closing, notify Purchaser that Seller shall take responsibility for all COBRA obligations for the Legacy COBRA Employees, in which event Seller shall be responsible therefor and Seller shall not have any responsibility under this Section 7.7(e).

          7.8 HSR Act. As promptly as practicable after the execution of this Agreement, Purchaser shall file the required notification under and in accordance with the HSR Act and shall use its commercially reasonable efforts to obtain early termination or expiration of the applicable waiting period thereunder. Subject to advise of counsel, Purchaser shall respond as promptly as practicable to any inquiries received from the Federal Trade Commission or the Antitrust Division of the Department of Justice for additional information or documentation and shall respond as promptly as practicable to all inquiries and requests received from any state attorney general or other Governmental Entity in connection with antitrust matters. Purchaser shall cooperate in good faith with Seller in respect of all of the foregoing.

          7.9  Tax Matters.

               (a) Purchaser shall make an election under Sections 338(g) and 338(h)(10) of the Code (and any comparable election under state, local or foreign Tax Laws) with respect to the purchase of the Company and deemed purchase of WCICC Inc. (if it is not an Excluded Asset). Purchaser and Seller shall cooperate fully with each other in the making of such election. Purchaser shall not make or cause to be made an election under Section 338 of the Code with respect to the deemed purchase of Company Subsidiaries other than WCICC Inc. Purchaser shall prepare or cause to be prepared and file or cause to be filed all Tax Returns required to be filed with respect to the Company and Company Subsidiaries that relate to taxable periods ending after the Closing Date, including all Tax Returns for taxable periods that begin before the Closing Date and end after the Closing Date, and Purchaser shall timely pay all Taxes due under such returns; provided that with respect to any such Taxes attributable to periods prior to the Closing Date, Purchaser shall be responsible only for the amount thereof which does not exceed the amount of Taxes accrued or otherwise reflected on the Closing Date Balance Sheet. Purchaser and Seller agree to report all transactions not in the ordinary course of business occurring on the Closing Date after Purchaser's purchase of the Purchased Stock on Purchaser's federal income Tax Return to the extent permitted by Treasury Regulation Section 1.1502-76(b)(1)(ii)(B); provided that, for purposes of this sentence and Section 11.8 hereof, all transactions arising out of the Section 338(h)(10) Elections shall be considered to be in the ordinary course of business.

               (b) Seller and Purchaser shall bear equal responsibility and be responsible for paying, and Purchaser shall provide written notice to Seller of the payment of and/or a written response to Seller upon any request for information regarding the status of, any sales, use, transfer, documentary, registration, business and occupation and other similar taxes (including related penalties (civil or criminal), additions to tax and interest) imposed by any Governmental Entity with respect to the transactions contemplated by this Agreement ("TRANSACTION TAXES"), regardless of whether the taxing authority seeks to collect such taxes from Seller, Purchaser, the Company or their affiliates. Purchaser and Seller also shall bear equal responsibility for (i) administering the payment of such Transaction Taxes, (ii) defending or pursuing any proceedings related thereto, and (iii) paying any expenses related thereto. Seller shall give prompt written notice to Purchaser of any proposed adjustment or assessment of any Transaction Taxes with respect to the transaction, or of any examination of said transaction in a sales, use, transfer or similar tax audit. Seller shall not negotiate a settlement or compromise of any Transaction Taxes without the written consent of Purchaser, which consent shall not be unreasonably withheld.

               (c) Purchaser and Seller shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns under Sections 6.8(a) and 7.9(a) and any audit, litigation, or other proceeding with respect to Taxes (a "TAX PROCEEDING"). Such cooperation shall include the retention and (upon the other party's request) the provision of records and information that are reasonably relevant to any such Tax Proceeding and the availability of employees on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Purchaser and Seller agree (A) to retain all books and records with respect to Tax matters pertinent to Company and Company Subsidiaries relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Purchaser or Seller, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (B) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, Purchaser or Seller, as the case may be, shall allow the other party to take possession of such books and records to the extent they would otherwise be destroyed or discarded. Except as otherwise provided in Section 11 hereof, each of Purchaser and Seller shall bear its respective costs and expenses in connection with any Tax Proceeding; provided that, if such Tax Proceeding relates solely to the period after the Closing Date, Purchaser shall reimburse Seller for any out-of-pocket expenses reasonably incurred by Seller in connection therewith and, that if such Tax Proceeding relates solely to the period before the Closing, Seller shall reimburse Purchaser for any out-of-pocket expenses reasonably incurred by Purchaser in connection therewith. Any information obtained under this Section 7.9(c) or under any other Section hereof providing for the sharing of information or the review of any Tax Return or other schedule relating to Taxes shall be subject to Section 7.1.

               (d) Purchaser shall, or shall cause the Company to, timely pay all Taxes due under the Tax Returns filed pursuant to Section 6.8(a) up to the amount of Taxes accrued or otherwise reflected as a liability on the Closing Date Balance Sheet.

               (e) For the purposes of Section 6.8 and Section 7.9, in the case of Taxes, other than Taxes based on or measured by income or receipts of the Company or Company Subsidiaries, that are payable with respect to a taxable period that begins before the Closing Date and ends after the Closing Date ("Straddle Period"), the portion of any such Tax that is allocable to the portion of the Straddle Period ending on the Closing Date (the "PRE-CLOSING TAX PERIOD"), shall be deemed to be the amount of such Taxes for the entire Straddle Period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction the numerator of which is the number of calendar days in the Straddle Period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period. The portion of any such Tax that is allocable to the period beginning with the day following the Closing Date and ending with the last date in such Straddle Period shall be deemed to be the amount of such Taxes for the entire Straddle Period multiplied by a fraction the numerator of which is the number of calendar days in the period beginning with the day following the Closing Date and ending on the last day of such period and the denominator of which is the number of calendar days in the entire Straddle Period. For purposes of Section 6.8 and Section 7.9, in the case of Taxes based on or measured by income or receipts of the

Company or any Company Subsidiary that are payable with respect to any Straddle Period, the amount of Taxes for the Pre-Closing Tax Period shall be determined based on an interim closing of the books of the Company and Company Subsidiaries as of the close of business on the Closing Date (subject to the last sentence of Section 6.8(a)).

          7.10 Mitigation. Purchaser agrees and acknowledges that it and the Company have a common law duty to mitigate any damages for which Seller is responsible under this Agreement; provided, however, that neither the Purchaser nor the Company shall be required to institute litigation against a third party to fulfill such duty.

          7.11 Cooperation on Certain Matters. Purchaser shall cause the Company to cooperate reasonably with Seller, and at Seller's request assign all of its rights to Seller, with respect to claims under insurance policies, the collection of all insurance proceeds and the reimbursement of expense advancements, in each case with respect to the involvement of the Company's former officers in the legal proceedings relating to the financial collapse of Capital Consultants LLC. In addition, at Seller's request and in lieu of such assignment of claims under insurance policies, Purchaser shall cause the Company to cooperate reasonably with Seller and act on behalf of Seller with respect to the recovery under such insurance policies, provided that (i) Seller shall indemnify and hold harmless, without regard to the limitations set forth in
Section 11.3, each of Purchaser and the Company from and against any Liability resulting from or arising out of actions taken by the Company pursuant to this
Section 7.1; (ii) the Company determines in its reasonable judgment that neither it nor Seller are prejudiced in any material respect as a result thereof and
(iii) the Company shall not be required to institute litigation or arbitration against any third party.

          7.12 Seller's Rights to Certain Claims. Purchaser agrees and acknowledges that any recoveries of funds by the Company with respect to the matters set forth on Schedule 7.12 of the Disclosure Letter shall be for the benefit of Seller and shall be remitted promptly to Seller upon receipt. Unless the rights to recover such funds have been assigned by the Company to Seller prior to the Closing, Purchaser shall cause the Company to diligently pursue the recovery of all amounts relating to such matters and, if requested by Seller, to assign to Seller all rights that the Company may have with respect thereto. Upon any such assignment (whether prior to or after the Closing) Purchaser shall reasonably cooperate with Seller with respect to such matters.

     8. Conditions Precedent to Seller's Obligation to Sell the Purchased Stock. The obligation of Seller to sell the Purchased Stock and otherwise to consummate the transactions contemplated hereby are subject to the fulfillment prior to or at the Closing of the following conditions:

          8.1 Purchaser's Performance. All representations and warranties by Purchaser contained in this Agreement shall be true and correct in all material respects at and as of the Closing as though such representations and warranties were made at and as of the Closing. Purchaser shall have performed and complied with, in all material respects, all the terms, provisions and conditions of this Agreement to be performed and complied with by Purchaser at or before the Closing.

          8.2 Consents and Approvals. The parties shall have obtained all Third Party Consents listed on Schedules 4.4(c), 4.11, 4.13 and 5.2(c) under the Disclosure Letter of any Governmental Entity under all Laws or of any other person required to be obtained by any party in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, other than those Third Party Consents that are identified in Schedules 4.4(c), 4.11, 4.13 and 5.2(c) under the Disclosure Letter as "Post-Closing Consents" or other similar designation.

          8.3 No Threatened or Pending Litigation. On the Closing Date, no Action relating to a preliminary or final injunction, or final judgment, order or decree, shall be threatened or pending before any court or other Governmental Entity in which it is sought to restrain or prohibit or to obtain damages or other relief in connection with this Agreement or consummation of the transactions contemplated hereby, and no investigation that might result in such suit, action, or preceding shall be pending or threatened.

          8.4 Transitional Services. Seller and the Company shall have entered into a Transitional Services Agreement providing for the matters contemplated by
Schedule 6.7 under the Disclosure Letter (the "TRANSITIONAL SERVICES AGREEMENT") in form and substance reasonably satisfactory to each of Purchaser and Seller.

          8.5  Release of Seller Obligations.

               (a) Seller shall have been released from all of its obligations pertaining to the period after the Closing Date under the lease for its premises located in Beaverton, Oregon, and the landlord's consent shall have been received with respect thereto.

               (b) Seller and the Subsidiaries (other than the Company Subsidiaries) shall have been released from all of their guarantee and other obligations under existing lending arrangements with JPMorgan Chase Bank, and all Liens on the assets of Seller and such Subsidiaries in connection therewith shall with respect to the period after the Closing Date have been released, pursuant to documentation reasonably satisfactory to Seller's counsel.

          8.6 HSR Act. The waiting period applicable to the consummation of the sale of the Purchased Stock under the HSR Act shall have expired or been terminated.

          8.7 Closing Documents. Seller shall have received the following documents from Purchaser:

               (a) a certificate of Purchaser certifying as to the accuracy, in all material respects, of Purchaser's representations and warranties at and as of the Closing and that Purchaser has performed and complied with, in all material respects, all of the terms, provisions and conditions to be performed and complied with by Purchaser at or before the Closing;

               (b) a certificate of Purchaser certifying as to certain customary corporate matters, together with all of the attachments referred to therein; and

               (c) such other documents, instruments, certifications and further assurances as Seller or its counsel may reasonably have requested.

     9. Conditions Precedent to Purchaser's Obligation to Purchase the Purchased Stock. The obligation of Purchaser to purchase the Purchased Stock and otherwise to consummate the transactions contemplated hereby are subject to the fulfillment prior to or at the Closing of the following conditions:

          9.1 Performance by Seller. All representations and warranties by Seller contained in this Agreement shall be true in all material respects at and as of the Closing as though such representations and warranties were made at and as of the Closing; provided, however, that for purposes of determining the satisfaction of the condition contained in this clause, all representations and warranties that are qualified by relating to materiality or a "Material Adverse Effect" shall be true in all respects (giving effect to such qualifications to the extent contained in any particular representation or warranty). Seller shall have performed and complied with, in all material respects, all the terms, provisions and conditions of this Agreement to be performed and complied with by Seller at or before the Closing.

          9.2 Consents and Approvals. The parties shall have obtained all Third Party Consents listed on Schedules 4.4(c), 4.11, 4.13 and 5.2(c) under the Disclosure Letter of any Governmental Entity under all Laws, of the Rating Agencies (if required) and of any other person required to be obtained by the parties in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, other than those Third Party Consents that are identified in Schedules 4.4(c), 4.11,
4.13 and 5.2(c) under the Disclosure Letter as "Post-Closing Consents" or other similar designation.

          9.3 No Threatened or Pending Litigation. On the Closing Date, no Action relating to a preliminary or final injunction, or final judgment, order or decree, shall be threatened or pending before any court or other Governmental Entity in which it is sought to restrain or prohibit or to obtain damages or other relief in connection with this Agreement or consummation of the transactions contemplated hereby, and no investigation that might result in such suit, action, or preceding shall be pending or threatened.

          9.4 Preclosing Transactions. All transactions required to be completed pursuant to Section 6.7 hereof shall have been completed.

          9.5 No Material Adverse Effect. There shall have not been a Material Adverse Effect from the date hereof to the Closing Date.

          9.6 Transitional Services. Seller and the Company shall have entered into the Transitional Services Agreement in form and substance reasonably satisfactory to each of Purchaser and Seller.

          9.7 HSR Act. The waiting period applicable to the consummation of the sale of the Purchase Stock under the HSR Act shall have expired or been terminated.

          9.8 Closing Documents. Purchaser shall have received the following documents from Seller:

               (a) a certificate certifying as to the accuracy, in all material respects, of Seller's representations and warranties at and as of the Closing and that Seller has performed and complied with, in all material respects, all of the terms, provisions and conditions to be performed and complied with by Seller at or before the Closing;

               (b) a certificate of Seller certifying as to certain customary corporate matters at and as of the Closing;

               (c) an opinion from one or more counsel to Seller dated the Closing Date, covering corporate and other matters customary for transactions of the type contemplated by this Agreement (provided that such opinion shall not be required to address any legal or regulatory matter specific to the mortgage banking or servicing industry), in form reasonably satisfactory to Purchaser; and

               (d) such other documents, instruments, certifications and further assurances as Purchaser or its counsel may reasonably have requested.

     10.  Termination. This Agreement may be terminated as follows:

          10.1 Termination by Purchaser. Purchaser may, without liability to the parties hereto, terminate this Agreement by notice to Seller (i) if the Closing shall not have occurred on or before April 30, 2004 other than as a result of any material breach of this Agreement by Purchaser, unless the sole reason for the failure to close by such date is the delay in the receipt of any required Third Party Consent that is a condition to Closing pursuant to Sections 8.2 and
9.2 that the parties diligently have pursued in good faith in which event such date shall be extended to May 31, 2004, (ii) at any time prior to the Closing in the event of a material breach or failure to comply by Seller of or with any representation or warranty or in the observance or in the due and timely performance of any of the terms hereof to be performed by Seller that (x) is not cured within thirty (30) days after Purchaser delivers notice to Seller of such breach or failure to comply, or (y) cannot be cured at or prior to the Closing or (iii) at the Closing if any of the conditions precedent to the performance of Purchaser's obligations at the Closing shall not have been fulfilled, or prior to the Closing if it is impossible as a matter of law to fulfill any such condition.

          10.2 Termination by Seller. Seller may, without liability to Purchaser, terminate this Agreement by notice to Purchaser (i) if the Closing shall not have occurred on or before April 30, 2004 other than as a result of any material breach of this Agreement by Seller, unless the sole reason for the failure to close by such date is the delay in the receipt of any required Third Party Consent that is a condition to Closing pursuant to Sections 8.2 and 9.2 that the parties diligently have pursued in good faith in which event such date shall be extended to May 31, 2004, (ii) at any time prior to the Closing in the event of a material breach or failure to comply by Purchaser of or with any representation or warranty or in the observance or in the due and timely performance of any of the terms hereof to be performed by Purchaser that (x) is not cured within thirty (30) days after Seller delivers notice to Purchaser of such breach or failure to comply, or (y) cannot be cured at or prior to the Closing, or (iii) at the Closing if any of the conditions precedent to the performance of the obligations of Seller at the Closing shall not have been fulfilled, or prior to the Closing if it is impossible as a matter of law to fulfill any such condition.

          10.3 Termination by Mutual Agreement. Purchaser and Seller may terminate this Agreement at any time on or prior to the Closing Date by mutual written consent.

          10.4 Effect of Termination. If this Agreement is terminated, this Agreement (except for Sections 7.1, 14.2, 14.3 and 14.5 and this Section 10.4, each of which shall survive such termination), shall no longer be of any force or effect and there shall be no liability on the part of any party or any of its directors, managers, officers, shareholders or members except that, in the case of termination under any clause of Sections 10.1 or 10.2 as a result of a material breach or failure to comply by either party, such party shall not be relieved from liability for such breach of failure to comply.

     11.  Survival of Representations and Warranties; Indemnification.

          11.1 Survival of Representations and Warranties. All representations and warranties contained in Sections 4 and 5 shall survive the Closing until and including the later of (a) April 30, 2005 and (b) the date that is one (1) year after the Closing Date, except with respect to indemnification by Seller in respect of (i) a breach of the representations and warranties set forth in
Section 4.13 as to which the survival period shall be two (2) years after the Closing Date, (ii) a breach of the representations and warranties set forth in
Section 4.23 as to which the survival period shall be three (3) years after the Closing Date, and (iv) a breach of the covenant to indemnify Purchaser against Excluded Liabilities, or a breach of the representations and warranties set forth in Sections 4.1, 4.2, 4.10, 4.15 and 4.19 as to which the survival period shall be the applicable statute of limitations, if any, and otherwise shall not be limited. The foregoing limitations shall not apply with respect to those pending claims for indemnification for which written notice was given by either party to the other party on or prior to the end of the survival period, which written notice shall effectively toll such time limitations until such claims are resolved.

          11.2 Indemnification Obligations of the Parties. Subject to the terms and conditions of this Section 11, each party hereto agrees to indemnify and hold the other party and its officers, directors, and other affiliates (collectively, the "INDEMNIFIED PARTIES") harmless against any and all losses, costs, obligations, liabilities, settlement payments, awards, judgments, fines, penalties, damages, demands, claims, actions, causes of action, assessments, deficiencies and other charges ("Losses") and expenses (including, without limitation, reasonable legal and other expenses), except as expressly limited by the terms of Section 11.3 or 11.4, resulting from:

               (a)  any breach of any representation or warranty contained in
Section 4 or 5 of this Agreement; provided that any claim by an Indemnified Party for indemnification under this paragraph (a) shall be made within the survival period specified in Section 11.1; and provided further, that no party shall be responsible for indemnification with respect to that portion, if any, of Losses resulting from the other party's failure to mitigate damages, pursuant to Section 7.10.

               (b) any breach of any covenant of the parties contained in this Agreement.

For purposes of determining whether a breach of a representation or warranty in this Agreement has occurred for purposes of this Section 11 no effect shall be given to any exception or qualification relating to knowledge, materiality or Material Adverse Effect (other than any such exception or qualification contained in Section 4.10, which shall be given effect as written) or to any item disclosed in Schedules 4.5, 4.6, 4.8, 4.12, 4.22, or 4.23 of the Disclosure Letter, to the extent designated therein as "for informational purposes only" or otherwise indicated as not having an effect on Seller's indemnity obligations.

          11.3 Limitation on Indemnification Obligations of Seller. Except as provided in Sections 11.4 and 11.8 hereof, Seller shall have no obligation to provide indemnification pursuant to Section 11.2(a) except to the extent that the aggregate amount of indemnification to which Purchaser, but for this Section 11.3, otherwise shall have become entitled hereunder shall exceed Two Million Dollars ($2,000,000) (the "DEDUCTIBLE"), in which event Seller shall be obligated, subject to the next succeeding sentence, to provide indemnification with respect to all amounts in excess of the Deductible. Notwithstanding the foregoing, but subject to Section 11.4 hereof, in no event shall Seller have any liability for indemnification pursuant to Section 11.2(a) in an aggregate amount in excess of Twenty-Three Million Eight Hundred Thirty Thousand and no/100 Dollars ($23,830,000) net of the Deductible (the "CAP").

          11.4 Limitations on Deductible and Cap. Notwithstanding Section 11.3 above, Seller shall indemnify Purchaser, without application of the Deductible or the Cap, and any payment made to Purchaser in respect of such Losses shall be disregarded for purposes of calculating the Deductible or the Cap, for any Loss resulting from or relating to

               (i) Any breach of any representation, warranty or agreement made by, or on behalf of, Seller under Section 4.2 (Capitalization; Stock Ownership),
4.10 (Tax Matters), 4.20 (Brokers), 6.2(d)(ii) (Conduct of Business Before Closing - Payment of Bonuses), 6.8 (Tax Matters), 7.11 (Cooperation on Certain Matters) and 11.8 (Tax Matters);

               (ii) a breach of Seller's representation set forth in the last sentence of Section 4.15 or a breach of Seller's obligations pursuant to Section 7.7(e) (it being understood that Seller's obligations are limited to the amounts and periods specified in said Section 7.7(e)); and

               (iii) Any Excluded Liabilities.

          11.5 Procedure for Indemnification Claims. The respective indemnification obligations of the parties pursuant to Sections 11.2 and 11.4 shall be subject to the following procedures for indemnification claims based upon or arising out of any claim, action or proceeding by any person not a party to this Agreement:

               (a) If at any time a claim shall be made or threatened, or an action or proceeding shall be commenced or threatened, against an Indemnified Party which could result in liability of either party (the "INDEMNIFYING PARTY") under its indemnification obligations hereunder, the Indemnified Party shall give to the Indemnifying Party prompt notice of such claim, action or proceeding. Such notice shall state the basis for the claim, action or proceeding and the amount thereof (to the extent such amount is determinable at the time when such notice is given) and shall permit the Indemnifying Party to assume, at its own cost, the defense of any such claim, action or proceeding (including any action or proceeding resulting from any such claim) unless (a) in the reasonable opinion of counsel for the Indemnified Party, there is a conflict or potential conflict of interest between the Indemnified Party and such Indemnifying Party in such claim, action or proceeding, in which event the Indemnified Party shall be entitled to direct the defense with respect to, but only with respect to, those issues as to which such conflict exists, or (b) the claim is brought by a Governmental Entity (other than a taxing authority) or a putative class action in which event the Indemnified Party shall be entitled to direct the defense of the claim with counsel reasonably acceptable to the Indemnifying Party. The failure to promptly notify the Indemnifying Party will not relieve the Indemnifying Party of any Liability it may have to the Indemnified Party, except to the extent that the Indemnifying Party demonstrates that the defense of such claim is prejudiced by the Indemnified Party's failure to give notice within such time period. The Indemnifying Party shall have 30 days after receipt of such notice to undertake, conduct and control, through counsel of its own choosing and at its own expense, the settlement or defense thereof, and the Indemnified Party shall cooperate with it in connection therewith.

               (b) If the Indemnifying Party assumes the defense of any such claim, action or proceeding, the obligation of the Indemnifying Party as to such claim, action or proceeding shall be limited to taking all steps necessary in the defense or settlement thereof and, subject to the limitation on the amount of indemnification set forth in this Section 11, to holding the Indemnified Party harmless from and against any and all Losses and expenses caused by or arising out of any settlement approved by the Party or any judgment or award rendered in connection with such claim, action or proceeding. The Indemnified Party may participate, at its expense, in the defense of such claim, action or proceeding provided that the Indemnifying Party shall direct and control the defense of such claim, action or proceeding. The Indemnified Party agrees to cooperate and make available to the Indemnifying Party all books and records and such officers, employees and agents of the Indemnified Party as are reasonably necessary and useful in connection with the defense. The Indemnifying Party shall not, in the defense of such claim, action or proceeding, consent to the entry of any judgment or award, or enter into any settlement, except (i) in either event with the prior written consent of the Indemnified Party (which consent will not be unreasonably withheld), (ii) which includes as an unconditional term thereof the giving by the claimant or the plaintiff to the Indemnified Party of a release from all liability in respect of such claim, action or proceeding, and (iii) which does not require the Indemnified Party to conduct business prospectively in any particular materially adverse manner.

               (c) If the Indemnifying Party does not assume the defense of any such claim, action or proceeding, the Indemnified Party may defend against such claim, action or proceeding in such manner as it may deem appropriate, but shall not settle any such claim, action or proceeding without the Indemnifying Party's consent, which consent will not be unreasonably withheld. The Indemnifying Party agrees to cooperate and make available to the Indemnified Party all books and records and such officers, employees and agents of the Indemnifying Party as are reasonably necessary and useful in connection with the defense. The Indemnifying Party shall reimburse the Indemnified Party for any and all fees and expenses (including the entire expense of settling (if applicable) the claim, action or proceeding) incurred in such defense, subject to the limitations set forth herein, including the limitations set forth in Section 11.3 hereof.

               (d) In the event an Indemnified Party or Indemnifying Party shall cooperate in the defense or make available books, records, officers, employees or agents, as required by the terms of paragraphs (b) and (c), respectively, of this Section 11.5 the party to which such cooperation is provided shall pay the out-of-pocket costs and expenses (including reasonable legal fees and disbursements) of the party providing such cooperation and of its officers, employees and agents reasonably incurred in connection with providing such cooperation, but shall not be responsible to reimburse the party providing such cooperation for such party's time or the salaries or costs of fringe benefits or other similar expenses paid by the party providing such cooperation to its officers and employees in connection therewith.

               (e) The Indemnifying Party shall be reimbursed by the Indemnified Party for any amounts expended by the Indemnifying Party (including legal fees and expenses) pursuant to this Section 11.5 in the event it is established or determined that the Indemnifying Party is not liable for indemnification pursuant to Section 11.2 hereof.

               (f) Following the Closing, each party shall promptly notify the other party of any claim, action or proceeding, or of any other facts or circumstances, of which it becomes aware that could reasonably be expected to result in Losses (as defined herein) for which the other party would have indemnification obligations under this Section 11 (including, for this purpose, any such matter for which Seller would be required to indemnify Purchaser but for the application of the Deductible). The notified party may, but shall not be required to, at its cost and expense, take reasonable action in respect of any such matter in order to avoid or limit any such Losses, and, in the case of any claim, action or proceeding, shall have the right to assume the defense thereof in accordance with the procedures set forth in this Section 11.5; provided, however, that the limitations set forth in Section 11.3 shall apply to any actual Losses resulting therefrom. In addition, in the event Seller is notified by Purchaser of any such matter, upon Seller's acknowledgement that it either
(i) is obligated to pay Losses in connection with such matter or (ii) would be so obligated but for the operation of the Deductible, Purchaser shall, at Seller's request, cause the Company to assign to Seller any claim that the Company may have against third parties

(including, without limitation, any Prior Servicer) in respect of such matter and to cooperate in good faith with Seller in connection with any Action instituted by Seller against any such third party for purposes of holding such third party responsible for all or a portion of any such Loss.

          11.6 Characterization of Indemnification Payments. All amounts paid by an Indemnified Party under this Section 11 shall be treated as adjustments to the Purchase Price for all tax purposes. To the extent that the Purchase Price is adjusted after the Closing Date, Purchaser and Seller agree to revise and amend the Allocation Schedule and IRS Form 8883 according to the procedures set forth in Section 2.3.

          11.7 Computation of Indemnification. The amount of any indemnification to be paid under this Section 11 shall be computed after giving effect to any insurance proceeds received by the party entitled to such indemnification in connection with the loss, cost or expense giving rise to the indemnification obligation.

          11.8 Tax Matters.

               (a) Purchaser agrees to indemnify Seller for any additional Tax owed by Seller (including Tax owed by Seller due to this indemnification payment) resulting from any transaction engaged in by the Company or any Company Subsidiary (other than any transaction contemplated by this Agreement, including, without limitation, any transactions arising with respect to the
Section 338(h)(10) Election) not in the ordinary course of business occurring on the Closing Date after Purchaser's purchase of the Purchased Stock.

               (b) Seller agrees to indemnify Purchaser from and against any adverse consequences Purchaser may suffer resulting from, arising out of, relating to, in the nature of, or caused by any liability of the Company or Company Subsidiaries for Taxes of any person other than the Company and its Company Subsidiaries under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law).

               (c) Seller's indemnity obligations under this Section 11.8 for adverse consequences incurred by the Company, the Company's Subsidiaries or Purchaser in connection with Taxes shall not be subject to the limitations of
Section 11.3 hereof.

          11.9 Sole Remedy. Upon the Closing, the parties agree that the provisions of this Section 11 constitute the sole and exclusive remedy of either party for the breach of any representation or warranty made herein by the other party hereto, absent fraud and subject to such party's compliance with its obligation under this Section 11.

     12.  Miscellaneous.

          12.1 Certain Definitions. For the purposes of this Agreement, the following terms shall have the following meanings:

                 "ACQUISITION PROPOSAL" shall have the meaning as set forth in
           Section 6.6.

                 "ACCOUNTANT" shall mean as set forth in Section 2.2(d).

                 "ACTION" shall mean any litigation, action, suit, arbitration, inquiry, proceeding or investigation by or before any court or Governmental Entity, other than an inquiry, proceeding or investigation regarding and limited to an individual mortgagor or other obligor.

                 "ADVANCES" shall mean, with respect to the Company, the moneys that have been advanced by the Company on or before the Closing Date from its funds in connection with its servicing of mortgage loans in accordance with Applicable Requirements (which moneys include principal, interest, taxes, ground rents, assessments, insurance premiums and other costs, fees and expenses pertaining to the acquisition of title to and preservation and repair of the Mortgaged Properties).

                 "AFFILIATE" means, with respect to any specified Person, any other Person directly or indirectly Controlling, Controlled by or under common Control with such specified Person.

                 "AGENCY" means FHA, VA, GNMA, FNMA, FHLMC, HUD or State Agency, as applicable.

                 "ALLOCATION SCHEDULE" shall mean as set forth in Section 2.3.

                 "APPLICABLE REQUIREMENTS" shall mean and include, as of the time of reference, with respect to the Mortgage Loans and the Servicing under the Servicing Agreements, all of the following: (i) all contractual obligations of a Seller, the Company, Company Subsidiary or any Originator or Prior Servicer with respect to Servicing under any Servicing Agreement, Mortgage Note, Mortgage and other Mortgage Loan Document, the applicable Guides and any agreement with any Investor or any Insurer, (ii) all applicable federal, state and local legal and regulatory requirements (including statutes, rules, regulations and ordinances) binding upon a Seller, the Company, Company Subsidiary or any Originator or Prior Servicer,
           (iii) all Guides and other applicable requirements and guidelines of each Agency or other Governmental Entity having jurisdiction, including, without limitation, those of any Insurer and (iv) all other applicable judicial and administrative judgments, orders, stipulations, awards, writs and injunctions.

                 "ARM LOAN" means a Mortgage Loan that is an adjustable rate or adjustable payment loan.

                 "AVAILABLE CREDIT" shall mean as set forth in Section 6.21.

                 "AVAILABLE LIQUIDITY AMOUNT" shall mean as set forth in Section 6.21.

                 "BALANCE SHEET" shall mean as set forth in Section 4.6.

                 "CAP" shall mean as set forth in Section 11.3.

                 "CASH ACCOUNTS" shall mean as set forth in Section 6.21.

                 "CERTIFICATE INSURER" shall mean a provider of an insurance policy insuring against certain specified losses or shortfalls with respect to certain mortgage-backed securities.

                 "CLASS B STOCK" shall mean as set forth in Section 4.2(a).

                 "CLOSING" shall mean as set forth in Section 3.

                 "CLOSING DATE" shall mean as set forth in Section 3.

                 "CLOSING DATE BALANCE SHEET" shall mean as set forth in Section 2.2(a).

                 "CODE" shall mean the Internal Revenue Code of 1986, as amended.

                 "COMMON STOCK" shall mean as set forth in paragraph 1 of this Agreement.

                 "COMPANY" shall mean as set forth in the recitals to this Agreement.

                 "COMPANY EMPLOYEE BENEFIT PLANS" shall mean as set forth in
           Section 4.15.

                 "COMPANY SUBSIDIARY" shall mean as set forth in Section 4.3.

                 "CONFIDENTIAL INFORMATION" shall mean as set forth in Section 7.1.

                 "CONTINUING COMPANY EMPLOYEES" shall mean as set forth in
           Section 7.7(a).

                 "CONTROL," "CONTROLLING" OR "CONTROLLED" when used with respect to any specified Person shall mean the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

                 "CUSTODIAL ACCOUNT" shall mean all funds held or controlled by Seller or the Company with respect to any Mortgage Loan, including all principal and interest funds and any other funds due Investors, buydown funds, suspense funds, funds for the payment of taxes, assessments, insurance premiums, ground rents and similar charges, funds for the payment of bankruptcy and fraud coverage, funds from hazard insurance loss drafts and other mortgage escrow and impound amounts (including interest thereon for the benefit of Mortgagors, if applicable).

                 "CUSTODIAL FILE" shall mean, with respect to a Mortgage Loan, the Mortgage, the Mortgage Note, assignments of mortgage instruments and all of the other documents that must be maintained on file with a document custodian or trustee under Applicable Requirements.

                 "DEDUCTIBLE" shall mean as set forth in Section 11.3.

                 "DISCLOSURE LETTER" shall mean the letter, dated the date hereof, delivered by Seller to Purchaser, setting forth information regarding the Company and the Company Subsidiaries with respect to the representations and warranties set forth in Section 4.

                 "EMPLOYEE BENEFIT PLANS" shall mean as set forth in Section
           4.15.

                 "ENVIRONMENTAL LAWS" shall mean as set forth in Section 4.19.

                 "ERISA" shall mean as set forth in Section 4.15.

                 "ERISA AFFILIATE" shall mean as set forth in Section 4.15.

                 "ESTIMATED NET ASSET VALUE" shall mean as set forth in Section 2.1.

                 "EXCLUDED ASSETS" shall mean all of the shares of the Capital Stock of Vicksburg Properties, Inc., Wilshire Credit Development, Inc. and WCICC Inc. (with respect to WCICC Inc., only to the extent Purchaser notifies Seller in writing not less than fifteen (15) days prior to the Closing Date that it elects to treat WCICC Inc. as an Excluded Asset), the 1,359 shares of common stock of Seller currently owned by the Company, the Company's limited partnership interests in the Tennessee oil partnerships and PMA Executive Fund LP listed on
           Schedule 4.3 under the Disclosure Letter.

                 "EXCLUDED LIABILITIES" shall mean all of the following liabilities of the Company:

                    (i) All Liabilities (including any third party claim, regardless of when such third party claim is filed or threatened) relating to Excluded Assets or to any subsidiary of the Company which was dissolved during the last three years, including, but not limited to, (A) Liabilities arising from the Company's (1) status as the direct or indirect owner of an Excluded Asset, (2) management or operation of an Excluded Asset, or (3) transactions it engaged in with respect to an Excluded Asset; and

                    (ii) All indemnification obligations and related Liabilities to current and former officers, directors, and employees of the Company to indemnify or hold harmless the Person from and against third party Liabilities for such Person's acts or omissions occurring prior to the Closing Date, whether arising under the Company's charter or bylaws, a contract or a statute, and all obligations of the Company to maintain policies of insurance covering such Liabilities, except in each case as are otherwise contemplated by this Agreement;

                    (iii) The Company's involvement in legal proceedings relating to the financial collapse of Capital Consultants LLC, including, without limitation, all Liabilities and obligations in any way pertaining to Andrew Wiederhorn and Lawrence Mendelsohn;

                    (iv) All obligations to service mortgage loans for Seller or any of its Affiliates, except for the Company's obligation on and after the Closing Date to service mortgage loans held by (x) WCICC Inc. and WFICC Inc. pursuant to existing agreements with the Company,
           (y) Wilshire Funding Corporation pursuant to a new servicing agreement to be entered into with the Company, and (z) The First Bank of Beverly Hills F.S.B (to the extent the Company owns its IMPAC Servicing Rights) pursuant to its existing servicing agreement with the Company;

                    (v) All Liabilities under or related to Servicing Agreements based on the failure of the Company to collect prepayment fees from Mortgagors for pass-through to Investors; and

                    (vi) Liabilities pertaining to periods on or before the Closing Date to current and former officers, directors and employees of the Company, Seller and their Affiliates or to former employees and Continuing Company Employees under the Change of Control Plans listed in Schedule 4.16(b) under the Disclosure Letter except (i) the obligations of the Company expressly set forth in Section 7.7(d),
           (ii) with respect to any such Liabilities incurred in the ordinary course to the extent accrued on the Closing Date

           Balance Sheet and (iii) any such Liabilities relating to the matters set forth in Section 4.12 or Section 4.16(d) hereof, it being understood that the exceptions set forth in clauses (ii) and (iii) shall not affect Seller's obligations to indemnify Purchaser with respect to any other Excluded Liability included in the definition of such term.

                 "EXPERT" shall mean as set forth in Section 2.3.

                 "FHA" shall mean Federal Housing Administration or any successor thereto.

                 "FHA LOANS" shall mean residential mortgage loans that are insured, or are eligible and intended to be insured, by FHA.

                 "FHLMC" shall mean Federal Home Loan Mortgage Corporation or any successor thereto.

                 "FINAL NET ASSET VALUE" shall mean as set forth in Section 2.2(e).

                 "FNMA" shall mean Fannie Mae or any successor thereto.

                 "FORECLOSURE" shall mean the process culminating in the acquisition of title to a Mortgaged Property in a foreclosure sale or by a deed in lieu of foreclosure or pursuant to any other comparable procedure allowed under applicable Regulations.

                 "GAAP" shall mean generally accepted accounting principles, applied on a basis consistent with preceding periods.

                 "GOVERNMENTAL ENTITY" shall mean any: (i) nation, state, county, city, town, village, district, or other jurisdiction of any nature; (ii) federal, state, local, municipal, foreign, or other government; (iii) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal); (iv) multi-national organization or body; or (v) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature.

                 "GUIDES" shall mean (a) HUD 4330.1 REV 5, Administration of Insured Home Mortgages, (b) the VA Lender's Handbook, (c) any seller or servicer guide or manual published from time to time by a Private Investor and (d) any and all rules, regulations, guidelines, and memoranda issued by each Investor and Insurer, in each case, as such Guide may be amended or supplemented from time to time.

                 "HSR ACT" shall mean as set forth in Section 4.4(c).

                 "HUD" shall mean United States Department of Housing and Urban Development or any successor thereto.

                 "INDEMNIFIED PARTIES" shall mean as set forth in Section 11.2.

                 "INDEMNIFYING PARTY" shall mean as set forth in Section
           11.4(a).

                 "INITIAL PURCHASE PRICE shall mean as set forth in Section 2.1.

                 "INSURER" shall mean (i) a Person who insures or guarantees all or any portion of the risk of loss on any Mortgage Loan, including, without limitation, any Agency and any provider of private mortgage insurance, standard hazard insurance, flood insurance, earthquake insurance or title insurance with respect to any Mortgage Loan or related Mortgaged Property or (ii) a Person who provides, with respect to a Servicing Agreement or an applicable Regulation, any fidelity bond, direct surety bond, letter of credit, other credit enhancement instrument or errors and omissions policy or (iii) is a Certificate Insurer.

                 "INTELLECTUAL PROPERTY ASSETS" shall mean as set forth in
           Section 4.13(a).

                 "INTERNET DOMAIN NAME" shall mean a unique name, such as "WFSG," combined with a top level domain name, including, without limitation, ".com" or ".org."

                 "INVESTMENT GRADE SECURITIES" shall mean as defined in Section 6.21.

                 "INVESTOR" shall mean GNMA, any State Agency, Seller, Affiliate, Company Subsidiary, a Private Investor or any other Person who owns or holds Mortgage Loans, presently or in the past serviced or subserviced by Seller, Seller or the Company, pursuant to a Servicing Agreement, as applicable.

                 The term "KNOWLEDGE" when used in this Agreement with respect to Seller shall mean the actual knowledge, after reasonable inquiry, of those executives of Seller or the Company listed in Schedule 12.1 under the Disclosure Letter.

                 "LAW" and "LAWS" shall mean as set forth in Section 4.4(b).

                 "LIABILITIES" shall mean any and all debts, losses, liabilities, obligations, offsets, claims, damages, fines, penalties, interest, obligations, payments and accounts payable (including, without limitation, those arising out of any award, demand, assessment, settlement, judgment or compromise relating to any Action), and accruals for out-of-pocket costs and expenses (including, without limitation, reasonable attorneys' fees and reasonable expenses incurred in investigating, preparing, defending or litigating any Action).

                 "LIEN" shall mean as set forth in Section 1.

                 "LOSSES" shall mean as set forth in Section 11.2.

                 "MARK" shall mean the Company's registered service mark, "WILSHIRE FINANCIAL SERVICES GROUP," with the U.S. Patent and Trademark Office registration number 2082695.

                 "MATERIAL ADVERSE EFFECT" shall mean as set forth in Section 4.4(b).

                 "MATERIAL CONTRACTS" shall mean as set forth in Section 4.11.

                 "MORTGAGE" shall mean with respect to a Mortgage Loan, a mortgage, deed of trust or other security instrument creating a Lien upon real property and any other property described therein which secures a Mortgage Note, together with any assignment, reinstatement, extension, endorsement or modification thereof.

                 "MORTGAGE LOAN" shall mean a mortgage loan (i) that is evidenced by a Mortgage Note and secured by a Mortgage, (ii) with respect to which Seller, the Company or a Company Subsidiary presently provides or in the past provided the Servicing as of or prior to the Closing Date.

                 "MORTGAGE LOAN DOCUMENTS" shall mean the Custodial File and all other documents relating to Mortgage Loans required to document and service the Mortgage Loans by applicable Regulations, whether on hard copy, microfiche or its equivalent or in electronic format and, to the extent required by applicable Regulations, credit and closing packages and disclosures.

                 "MORTGAGE NOTE" shall mean, with respect to a Mortgage Loan, a promissory note or notes, or other evidence of indebtedness, with respect to such Mortgage Loan secured by a Mortgage or Mortgages, together with any assignment, reinstatement, extension, endorsement or modification thereof.

                 "MORTGAGED PROPERTY" shall mean (i) the real property and improvements thereon, (ii) the stock in a residential housing corporation and the lease to the related dwelling unit or (iii) a manufactured home and, as applicable, the real property upon which the home is situated, in each case that secures a Mortgage Note and that is subject to a Mortgage.

                 "MORTGAGOR" shall mean the obligor(s) on a Mortgage Note.

                 "NET ASSET VALUE" shall mean as set forth in Section 2.1.

                 "NET ASSET VALUE SCHEDULE" shall mean as set forth in Section 2.2(a).

                 "ORIGINATOR" shall mean, with respect to any Mortgage Loan, the entity or entities that (i) took the relevant Mortgagor's loan application, (ii) processed the relevant Mortgagor's loan application or (iii) closed and/or funded such Mortgage Loan.

                 "PERMITS" shall mean as set forth in Section 4.14(b).

                 "PERMITTED LIENS" shall mean as set forth in Section
           4.7(b)(ii).

                 A "PERSON" includes an individual, corporation, partnership, association, trust or unincorporated organization.

                 "PRE-CLOSING TAX PERIOD" shall mean as set forth in Section 7.9(e).

                 "PRIOR SERVICER" shall mean any party that was a servicer or subservicer of any Mortgage Loan, or if none, the Originator of such Mortgage Loan, before Seller, or the Company, as applicable, became the servicer or subservicer of the Mortgage Loan.

                 "PRIVATE INVESTORS" shall mean Investors which are not Agencies.

                 "PROPRIETARY PROPERTY" shall mean as set forth in Section 4.13(a).

                 "PURCHASE PRICE" shall mean as set forth in Section 2.2(e).

                 "PURCHASED STOCK" shall mean as set forth in Section 1.

                 "PURCHASER" shall mean as set forth in the introductory paragraph of this Agreement.

                 "PURCHASER'S REPORT" shall mean as set forth in Section 2.2(b).

                 "PURCHASER'S REPRESENTATIVES" shall mean as set forth in
           Section 5.6.

                 "QUARTERLY VALUATION" shall mean as set forth in Section 6.21.

                 "RATING AGENCY" shall mean any nationally recognized statistical credit agency that at the time of any determination thereof has outstanding a rating on the servicing capabilities of the Company.

                 "RECORDS" shall mean as set forth in Section 6.1.

                 "RECOURSE OBLIGATION" shall mean, with respect to any Mortgage Loan, any arrangement pursuant to which Seller, the Company or the Company Subsidiary bears the risk of any part of the ultimate credit losses incurred in connection with a default under or Foreclosure of the Mortgage Loan not owned by such Seller, the Company or Company Subsidiary, except insofar as such risk of loss is based upon (i) a breach by such Seller, the Company or Company Subsidiary of any of their contractual representations, warranties or covenants; or (ii) expenses, such as legal fees, in excess of the reimbursement limits, if any, set forth in the Applicable Requirements.

                 "REO" shall mean any residential real property owned by Seller, the Company, a Company Subsidiary (whether for its own account or on behalf of an Investor, FHA or VA as a result of a Foreclosure).

                 "REQUIRED LIQUIDITY AMOUNT" shall mean as set forth in Section 6.21.

                 "RESTRICTED BUSINESS" shall mean as set forth in Section
           6.10(a).

                 "SECTION 338 FORMS" shall mean as set forth in Section 2.3(b).

                 "SECURITIES LAWS" shall mean as set forth in Section 4.2(b).

                 "SECURITIES VALUE" shall mean as set forth in Section 6.21.

                 "SELLER" shall mean as set forth in the introductory paragraph of this Agreement.

                 "SEPTEMBER 30 NAV" shall mean as set forth in Section 2.1.

                 "SERVICE" shall mean the Internal Revenue Service.

                 "SERVICER" shall mean the Person responsible for performing the Servicing functions in connection with a Mortgage Loan.

                 "SERVICING" shall mean mortgage loan servicing, subservicing rights and master servicing rights and obligations including, without limitation, one or more of the following functions (or a portion thereof): (i) the administration and collection of payments for the reduction of principal and/or the application of interest on a mortgage loan; (ii) the collection of payments on account of taxes and insurance; (iii) the remittance of appropriate portions of collected payments; (iv) the provision of full escrow administration;
           (v) the pursuit of Foreclosure remedies against a related Mortgaged Property; (vi) the administration and liquidation of REO, and (vii) the right to receive the Servicing Compensation and any ancillary fees arising from or connected to the Mortgage Loans, earnings and other benefits of the related Custodial Accounts and any other related accounts maintained pursuant to Applicable Requirements and Investor and Insurer requirements and, in each case, all rights, powers and privileges incident to any of the foregoing, and expressly includes the right to enter into arrangements with third parties that generate ancillary fees and benefits with respect to the Mortgage Loans.

                 "SERVICING AGREEMENT" shall mean an agreement between an Investor and Seller or the Company or Company Subsidiary pursuant to which such Person performs the Servicing and services Mortgage Loans.

                 "SERVICING COMPENSATION" shall mean any servicing fees and any excess servicing compensation which Seller, the Company or Company Subsidiary is entitled to receive pursuant to any Servicing Agreement.

                 "SERVICING RIGHTS" shall mean the ownership of Servicing.

                 "SOFTWARE" shall mean as set forth in Section 4.13.

                 "SOFTWARE CODE" shall mean as set forth in Section 4.13 (a).

                 "STATE AGENCY" shall mean any state agency or other entity with authority to regulate the mortgage-related activities of the Company or to determine the investment or servicing requirements with regard to mortgage loan origination, purchasing, servicing or master servicing performed by the Company.

                 "STRADDLE PERIOD" shall mean as set forth in Section 7.9(e).

                 "SUBSIDIARY" shall mean as set forth in Section 4.3.

                 "TAPE" shall mean as set forth in Section 4.5(b).

                 "TAX" or "TAXES", as the context may require, shall mean (A) any income, alternative or add-on minimum tax, gross income, gross receipts, franchise, profits, sales, use, ad valorem, business license, withholding, payroll, employment, excise, stamp, transfer, recording, occupation, premium, property, value added, custom duty, severance, windfall profit or license tax, governmental fee, including estimated taxes relating to any of the foregoing, or other similar tax or other like assessment or charge of similar kind whatsoever together with any interest and any penalty, addition to tax or additional amount imposed by any Governmental Entity responsible for the imposition of any such Tax; or (B) any liability of a person for the payment of any taxes, interest, penalty, addition to tax or like additional amount resulting from the application of Treas. Reg. Section 1.1502-6 or comparable provisions of any Governmental Entity in respect of a consolidated or combined return.

                 "TAX PROCEEDING" shall mean as set forth in Section 7.9(c).

                 "TAX RETURN" shall mean any return (including any information return), report, statement, schedule, notice, form, or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Entity in connection with the determination, assessment, collection, or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any Law relating to any Tax.

                 "TECHNOLOGY" shall mean as set forth in Section 6.19.

                 "THIRD PARTY CONSENTS" shall mean any consent, authorization, approval, waiver, order, license, certificate or permit or act of or from, or notice to, any Governmental Entity, Rating Agency, and any third party to any contract.

                 "THIRD PARTY SOFTWARE" shall mean as set forth in Section 4.13.

                 "TRANSACTION TAXES" shall mean as set forth in Section 7.9(b).

                 "TRANSFER" shall mean as set forth in Section 4.2(b).

                 "TRANSITIONAL SERVICES AGREEMENT" shall mean as set forth in
           Section 8.4.

                 "338(h)(10) ELECTION" shall mean as set forth in Section 1.

                 "TREASURY BONDS" shall mean as set forth in Section 6.21.

                 "URL" shall stand for "uniform resource locator" and shall mean the address that defines the route to a file on the Web or any other Internet facility.

                 "VA" shall mean the United States Department of Veterans Affairs and any successor thereto.

                 "VA LOANS" shall mean residential mortgage loans that are guaranteed, or are eligible and intended to be guaranteed, by VA.

          12.2 Injunctive Relief. In the event of a breach or a threatened breach of this Agreement, in addition to and not in lieu of any damages sustained by the parties hereto and any other remedies which the parties hereto may pursue hereunder or under any applicable Law, the parties hereto shall have the right to equitable relief, including issuance of a temporary or permanent injunction, by any court of competent jurisdiction against the commission or continuance of any such breach or threatened breach, without the necessity of proving any actual damages or posting of any bond or other surety therefor.

          12.3 [RESERVED]

          12.4 Further Assurances. From time to time after the Closing and without further consideration from Purchaser, Seller shall execute and deliver, or cause to be executed and delivered, to Purchaser such further instruments of sale, assignment, transfer and delivery and take such other action as Purchaser may reasonably request in order to more effectively sell, assign, transfer and deliver and reduce to the possession of Purchaser any and all of the Purchased Stock and consummate the transactions contemplated hereby. In addition, from time to time after the Closing, the parties shall in good faith cooperate with each other with respect to the transfer or assignment of contracts and other assets in the event it is determined that (i) any contract or other asset that relates solely or primarily to the business of the Company or a Company Subsidiary is held by Seller or any of its subsidiaries or (ii) any contract or other asset that does not relate solely or primarily to the business of the Company or a Company Subsidiary is held by the Company or a Company Subsidiary.

          12.5 Expenses. Whether or not the Closing is consummated, except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with the negotiation, preparation, execution and performance of this Agreement (including without limitation fees and expenses of legal counsel, accountants and other professionals) shall be paid by the party incurring such expense, provided that the Company shall not bear the costs and expenses of Seller in connection with the transactions contemplated by this Agreement.

          12.6 Publicity. Seller and Purchaser agree that no public release or announcement concerning the transactions contemplated hereby shall be issued by either party without the prior consent of the other party, except as such release or announcement may be required by Law, in which case the party required to make the release or announcement shall, to the extent reasonably feasible, allow the other party reasonable time to comment on such release or announcement in advance of such issuance and all reasonable comments of such other party shall be reflected therein. Notwithstanding the foregoing, Seller and Purchaser agree (i) to issue or cause to be issued a joint press release announcing the execution and delivery of this Agreement, in the form set forth on EXHIBIT A within one Business Day after such execution and delivery, (ii) that each may respond to press and other inquiries without the prior consent of the other, and (iii) that Purchaser may disclose the execution and delivery of this Agreement on a confidential basis to certain regulatory and ratings agencies heretofore identified to Seller.

          12.7 Waiver. The parties hereto may by written agreement (i) extend the time for or waive or modify the performance of any of the obligations or other acts of the parties hereto or (ii) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement.

          12.8 Notices. All notices, requests, demands, waivers, consents, approvals, or other communications which are required or permitted hereunder shall be in writing and shall be delivered personally, sent by reputable overnight courier service (such as Federal Express), sent by telecopier (with a copy mailed or sent by courier service not later than the next day), or sent by registered or certified mail, return receipt requested, postage prepaid, to the addresses set forth below:

     If to Seller, to:

          Wilshire Financial Services Group Inc.
          14523 S.W. Millikan Way, Suite 200
          Beaverton, Oregon 97005
          Telecopier: 503-952-7414
          Attention: Stephen P. Glennon

     With copies to:

          Irell & Manella LLP
          1800 Avenue of the Stars, Suite 900
          Los Angeles, California 90067
          Telecopier: 310-203-7199
          Attention: Ken Ikari, Esq.

     If to Purchaser, to:

          Merrill Lynch Mortgage Capital Inc.
          Global Principal Investment/Secured Finance
          4 World Financial Center
          New York, NY 10080
          Telecopier: 212-738-1120
          Attention: J. Craig Weakley

     With copies to:

          Merrill Lynch Mortgage Capital Inc.
          4 World Financial Center
          New York, NY 10080
          Telecopier: 212-449-0265
          Attention: Michael McGovern, Esq.

          Kirkpatrick & Lockhart LLP
          1800 Massachusetts Ave., N.W.
          2nd Floor
          Washington, DC 20036-1221
          Telecopier: 202-778-9100
          Attention: Laurence E. Platt, Esq.

or to such other address or telecopier number as the party entitled to receive such notice may, from time to time, specify writing to the other party. Any such notice shall be deemed given when actually received by the Person to whom notice is being given, when receipt is confirmed by telephone or answer-back of any notice given by telecopier, on the second day after dispatch by overnight courier service promising next day delivery (or on the day after the scheduled delivery date if next day delivery is not scheduled) or on the fifth day after mailing if sent postage prepaid by registered or certified mail.

          12.9 Entire Agreement. This Agreement embodies the entire agreement among the parties and there have been and are no agreements, representations or warranties, oral or written among the parties other than those set forth or provided for in this Agreement. This Agreement may not be modified or changed, in whole or in part, except by a supplemental agreement signed by each of the parties.

          12.10 Rights Under this Agreement; Nonassignability. This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but shall not be assignable by any party without the prior written consent of the other parties.

          12.11 Governing Law.

                (a) This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and to be performed in the State of New York and shall be construed without regard to (i) any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York and
(ii) any presumption or other rule requiring the construction of an agreement against the party causing it to be drafted.

                (b) Each party hereto agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement, any agreement contemplated hereby or the transactions contemplated hereby or thereby exclusively in a state or federal court located within the State of New York in New York County, or within the State of California, in the County of Los Angeles (the "Chosen Courts"), and solely in connection with claims arising under this Agreement, any agreement contemplated thereby or the transactions contemplated hereby or thereby (1) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (2) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (3) to the fullest extent permitted by law, waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party hereto and (4) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 12.08. The provisions of this Section 12.11(b) are not intended to and shall not operate to restrict a party from joining another party to this Agreement in any Action arising from a third party claim pending in a forum other than the Chosen Courts.

          12.12 Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to confer upon any Person (including, without limitation, employees of Seller or Investors) other than the parties hereto and their respective successors and assigns any rights, remedies, obligations or Liabilities under or by reason of this Agreement.

          12.13 Headings; References to Sections, Exhibits and Schedules. The headings of the Sections, paragraphs and subparagraphs of this Agreement are solely for convenience and reference and shall not limit or otherwise affect the meaning of any of the terms or provisions of this Agreement. The references herein to Sections, Exhibits and Schedules, unless otherwise indicated, are references to sections of and exhibits and schedules to this Agreement.

          12.14 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but which together constitute one and the same instrument.

          12.15 Certain Dates. Notwithstanding the execution and delivery of this Amended and Restated Stock Purchase Agreement, all references in this Agreement to "dates hereof" or words to similar effect shall be references to January 16, 2004.

          IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

                                    WILSHIRE FINANCIAL SERVICES GROUP INC.

                                    By:_______________________________
                                            Stephen P. Glennon
                                    Its:    Chief Executive Officer

                                    MERRILL LYNCH MORTGAGE CAPITAL INC.

                                    By:_______________________________

                                    Its:

                                TABLE OF CONTENTS

                                                                                                        Page
                                                                                                        ----
1.   Purchase and Sale of Stock.......................................................................    2

2.   Consideration....................................................................................    2

     2.1      Purchase Price..........................................................................    2

     2.2      Post Closing Purchase Price Adjustment..................................................    3

     2.3      Allocation of Purchase Price............................................................    5

3.   The Closing; Closing Date........................................................................    5

     3.1      Closing.................................................................................    5

     3.2      Deliveries by Seller....................................................................    6

     3.3      Deliveries by Purchaser.................................................................    6

4.   Representations and Warranties by Seller.........................................................    6

     4.1      Corporate Organization..................................................................    6

     4.2      Capitalization; Stock Ownership.........................................................    7

     4.3      Other Equity Investments................................................................    7

     4.4      Authorization of Agreement; No Violation................................................    8

     4.5      Financial Statements; Data Tape.........................................................    9

     4.6      No Undisclosed Liabilities.............................................................    10

     4.7      Absence of Certain Changes.............................................................    10

     4.8      Personal Property......................................................................    11

     4.9      Real Property..........................................................................    12

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

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                                                                                                        ----
     4.10     Tax Matters............................................................................    12

     4.11     Material Contracts.....................................................................    13

     4.12     Litigation.............................................................................    14

     4.13     Intellectual Property..................................................................    15

     4.14     Compliance with Laws; Permits..........................................................    17

     4.15     ERISA Matters..........................................................................    17

     4.16     Labor and Employment Matters...........................................................    18

     4.17     Personnel, etc.........................................................................    19

     4.18     Insurance..............................................................................    19

     4.19     Environmental Matters..................................................................    20

     4.20     Brokers................................................................................    20

     4.21     Books of Account.......................................................................    20

     4.22     Mortgage Servicing Representations.....................................................    21

     4.23     Mortgage Loans.........................................................................    21

     4.24     Limitation on Certain Representations..................................................    24

     4.25     CCL Litigation.........................................................................    24

     4.26     No Other Representations or Warranties.................................................    24

5.   Representations and Warranties by Purchaser.....................................................    24

     5.1      Corporate Organization.................................................................    24

     5.2      Authorization of Agreement; No Violation...............................................    24

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                                                                                                        ----
     5.3      Litigation.............................................................................    25

     5.4      Brokers................................................................................    25

     5.5      Investment Representation..............................................................    26

     5.6      No Additional Representations by Seller................................................    26

     5.7      Financing..............................................................................    26

     5.8      No Other Representations or Warranties.................................................    26

6.   Covenants of Seller.............................................................................    26

     6.1      Access to Information and Documents....................................................    26

     6.2      Conduct of Business Pending Closing....................................................    26

     6.3      Consents and Approvals.................................................................    29

     6.4      Financial Statement Deliveries.........................................................    29

     6.5      Notice of Actions, Proceedings and Other Matters.......................................    29

     6.6      No Shop; Notice of Proposals...........................................................    30

     6.7      Preclosing Transactions................................................................    30

     6.8      Tax Matters............................................................................    31

     6.9      Records................................................................................    32

     6.10     Non-Competition Agreement..............................................................    32

     6.11     Transactions with Affiliates...........................................................    34

     6.12     Reconciliation of Custodial Accounts...................................................    34

     6.13     ARM Corrections........................................................................    35

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                                                                                                        ----
     6.14     Custodial Account Balances.............................................................    35

     6.15     Escheatable Funds......................................................................    35

     6.16     Vesting................................................................................    35

     6.17     Wilshire Name..........................................................................    35

     6.18     HSR Act................................................................................    36

     6.19     System Testing and Operation...........................................................    36

     6.20     Termination of Existing Financing......................................................    36

     6.21     Investment in Liquid Assets............................................................    36

7.   Covenants of Purchaser..........................................................................    37

     7.1      Confidentiality........................................................................    37

     7.2      Consents and Approvals.................................................................    37

     7.3      Notice of Actions, Proceedings and Other Matters.......................................    37

     7.4      No Unreasonable Interference...........................................................    38

     7.5      Records................................................................................    38

     7.6      Release of Officers and Directors......................................................    39

     7.7      Employees..............................................................................    39

     7.8      HSR Act................................................................................    41

     7.9      Tax Matters............................................................................    42

     7.10     Mitigation.............................................................................    44

     7.11     Cooperation on Certain Matters.........................................................    44

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                                                                                                        ----
     7.12     Seller's Rights to Certain Claims......................................................    44

8.   Conditions Precedent to Seller's Obligation to Sell the Purchased Stock.........................    44

     8.1      Purchaser's Performance................................................................    44

     8.2      Consents and Approvals.................................................................    45

     8.3      No Threatened or Pending Litigation....................................................    45

     8.4      Transitional Services..................................................................    45

     8.5      Release of Seller Obligations..........................................................    45

     8.6      HSR Act................................................................................    45

     8.7      Closing Documents......................................................................    45

9.   Conditions Precedent to Purchaser's Obligation to Purchase the Purchased Stock..................    46

     9.1      Performance by Seller..................................................................    46

     9.2      Consents and Approvals.................................................................    46

     9.3      No Threatened or Pending Litigation....................................................    46

     9.4      Preclosing Transactions................................................................    46

     9.5      No Material Adverse Effect.............................................................    46

     9.6      Transitional Services..................................................................    46

     9.7      HSR Act................................................................................    46

     9.8      Closing Documents......................................................................    47

10.  Termination.....................................................................................    47

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                                                                                                        ----
     10.1     Termination by Purchaser...............................................................    47

     10.2     Termination by Seller..................................................................    47

     10.3     Termination by Mutual Agreement........................................................    48

     10.4     Effect of Termination..................................................................    48

11.  Survival of Representations and Warranties; Indemnification.....................................    48

     11.1     Survival of Representations and Warranties.............................................    48

     11.2     Indemnification Obligations of the Parties.............................................    48

     11.3     Limitation on Indemnification Obligations of Seller....................................    49

     11.4     Limitations on Deductible and Cap......................................................    49

     11.5     Procedure for Indemnification Claims...................................................    50

     11.6     Characterization of Indemnification Payments...........................................    52

     11.7     Computation of Indemnification.........................................................    52

     11.8     Tax Matters............................................................................    52

     11.9     Sole Remedy............................................................................    52

12.  Miscellaneous...................................................................................    52

     12.1     Certain Definitions....................................................................    52

     12.2     Injunctive Relief......................................................................    64

     12.3     [RESERVED].............................................................................    64

     12.4     Further Assurances.....................................................................    64

     12.5     Expenses...............................................................................    64

                                                                                                        Page
                                                                                                        ----
     12.6     Publicity..............................................................................    64

     12.7     Waiver.................................................................................    65

     12.8     Notices................................................................................    65

     12.9     Entire Agreement.......................................................................    66

     12.10    Rights Under this Agreement; Nonassignability..........................................    66

     12.11    Governing Law..........................................................................    67

     12.12    Third Party Beneficiaries..............................................................    67

     12.13    Headings; References to Sections, Exhibits and Schedules...............................    67

     12.14    Counterparts...........................................................................    67

     12.15    Certain Dates..........................................................................    67
